STATEMENT OF INVESTMENTS
Dreyfus Basic S&P 500 Stock Index Fund
January 31, 2007 (Unaudited)

Common Stocks--98.5%	Shares	Value ($)
Consumer Discretionary--10.7%		
Amazon.com	35,500 a,b	1,337,285
Apollo Group, Cl. A	16,100 b	698,740
AutoNation	17,200 b	386,140
AutoZone	5,800 b	728,654
Bed Bath & Beyond	32,500 b	1,371,175
Best Buy	46,350 a	2,336,040
Big Lots	12,600 a,b	326,718
Black & Decker	7,850	685,148
Brunswick	10,550	359,860
Carnival	51,100	2,634,716
CBS, Cl. B	89,700	2,795,949
Centex	13,628 a	731,687
Circuit City Stores	16,286	332,397
Clear Channel Communications	56,750	2,061,160
Coach	42,200 b	1,935,292
Comcast, Cl. A	238,996 b	10,592,303
Costco Wholesale	52,600	2,955,068
Darden Restaurants	16,850	659,509
Dillard's, Cl. A	7,000	240,380
DIRECTV Group	88,500 b	2,158,515
Dollar General	35,846	607,231
Dow Jones & Co.	7,450 a	280,940
E.W. Scripps, Cl. A	9,600	468,768
Eastman Kodak	32,950 a	852,087
Family Dollar Stores	17,400	563,760
Federated Department Stores	60,260	2,500,187
Ford Motor	216,911 a	1,763,486
Fortune Brands	17,421	1,458,486
Gannett	26,950	1,566,873
Gap	60,550	1,160,743
General Motors	64,950 a	2,132,958
Genuine Parts	19,600	931,392
Goodyear Tire & Rubber	20,400 a,b	503,676
H & R Block	37,000	910,200
Harley-Davidson	29,750	2,031,032
Harman International Industries	7,500	709,275
Harrah's Entertainment	21,394	1,807,365
Hasbro	18,275	519,010
Hilton Hotels	44,350	1,569,546
Home Depot	234,300	9,545,382
IAC/InterActiveCorp	25,600 a,b	983,040
International Game Technology	39,000	1,694,940
Interpublic Group of Cos.	50,700 a,b	667,212
J.C. Penney	25,850	2,100,054
Johnson Controls	22,456	2,076,282
Jones Apparel Group	12,700	433,832
KB Home	9,000	487,980
Kohl's	37,600 b	2,666,216
Leggett & Platt	20,600	499,344
Lennar, Cl. A	15,800	859,204
Limited Brands	39,300	1,098,042
Liz Claiborne	11,800	523,920

Lowe's Cos.	174,900	5,895,879
Marriott International, Cl. A	38,600	1,858,204
Mattel	43,750	1,065,750
McDonald's	142,000	6,297,700
McGraw-Hill Cos.	40,700	2,730,156
Meredith	4,460	262,962
New York Times, Cl. A	16,486 a	380,662
Newell Rubbermaid	31,878	941,676
News, Cl. A	268,800	6,249,600
NIKE, Cl. B	21,550	2,129,356
Nordstrom	26,300	1,465,173
Office Depot	31,950 b	1,194,611
OfficeMax	8,514	411,141
Omnicom Group	19,650	2,067,180
Pulte Homes	24,292	834,187
RadioShack	15,552 a	343,699
Sears Holdings	9,541 b	1,685,418
Sherwin-Williams	12,800	884,480
Snap-On	6,750 a	325,418
Stanley Works	9,377	536,927
Staples	83,000	2,134,760
Starbucks	86,800 b	3,032,792
Starwood Hotels & Resorts		
Worldwide	24,350 a	1,523,823
Target	98,650	6,053,164
Tiffany & Co.	15,500	608,530
Time Warner	458,400	10,025,208
TJX Cos.	52,250	1,545,033
Tribune	21,941	670,078
Univision Communications, Cl. A	28,950 b	1,033,805
VF	10,250	777,668
Viacom, Cl. B	80,300 b	3,265,801
Walt Disney	237,500	8,352,875
Wendy's International	10,997 a	373,458
Whirlpool	8,981	821,133
Wyndham Worldwide	22,717 b	708,770
Yum! Brands	30,460	1,827,905
		161,614,181
Consumer Staples--9.0%		
Altria Group	240,700	21,034,773
Anheuser-Busch Cos.	88,300	4,500,651
Archer-Daniels-Midland	75,435	2,413,920
Avon Products	51,072	1,756,366
Brown-Forman, Cl. B	9,000	590,310
Campbell Soup	25,050	963,924
Clorox	17,450	1,141,579
Coca-Cola	234,100	11,208,708
Coca-Cola Enterprises	31,850	653,562
Colgate-Palmolive	59,100	4,036,530
ConAgra Foods	58,482	1,503,572
Constellation Brands, Cl. A	24,100 b	596,234
CVS	94,536	3,181,136
Dean Foods	15,400 b	681,450
Estee Lauder Cos., Cl. A	14,600	693,500
General Mills	39,400	2,255,256
H.J. Heinz	37,850	1,783,492
Hershey	20,000 a	1,020,800
Kellogg	28,850	1,421,440
Kimberly-Clark	52,600	3,650,440

Kroger	82,400	2,109,440
McCormick & Co.	15,100	589,504
Molson Coors Brewing, Cl. B	5,265	425,412
Pepsi Bottling Group	15,700	496,591
PepsiCo	188,520	12,299,045
Procter & Gamble	363,877	23,604,701
Reynolds American	19,700 a	1,270,650
Safeway	50,950	1,835,729
Sara Lee	85,800	1,471,470
SUPERVALU	23,633	897,581
SYSCO	71,008	2,453,326
Tyson Foods, Cl. A	28,900	512,975
UST	18,500	1,062,640
Wal-Mart Stores	282,400	13,467,656
Walgreen	115,200	5,218,560
Whole Foods Market	16,400	708,316
Wm. Wrigley Jr.	25,187	1,297,634
		134,808,873
Energy--9.6%		
Anadarko Petroleum	52,750	2,307,813
Apache	37,826	2,760,163
Baker Hughes	36,870	2,545,136
BJ Services	33,700	932,142
CenterPoint Energy	35,944 a	620,393
Chesapeake Energy	47,800 a	1,415,358
Chevron	250,364	18,246,528
ConocoPhillips	188,981	12,550,228
Consol Energy	21,000	723,030
Devon Energy	50,800	3,560,572
El Paso	81,036	1,257,679
ENSCO International	17,400	885,138
EOG Resources	28,000	1,935,640
Exxon Mobil	669,756	49,628,920
Halliburton	115,500	3,411,870
Hess	31,050	1,676,390
KeySpan	20,100	820,080
Kinder Morgan	12,300	1,303,800
Marathon Oil	40,385	3,648,381
Murphy Oil	21,500	1,068,765
Nabors Industries	34,400 b	1,041,632
National Oilwell Varco	20,200 b	1,224,928
Noble	15,550	1,165,472
Occidental Petroleum	98,900	4,585,004
Peabody Energy	30,300	1,237,149
Rowan Cos.	12,660 a	416,387
Schlumberger	135,300	8,590,197
Smith International	22,900	908,672
Spectra Energy	72,090	1,882,991
Sunoco	14,136	892,406
Transocean	33,550 b	2,595,764
Valero Energy	69,400	3,767,032
Weatherford International	39,000 b	1,574,820
Williams Cos.	68,500	1,848,815
XTO Energy	42,066	2,123,071
		145,152,366
Financial--22.0%		
ACE	37,400	2,160,972
Aflac	56,800	2,704,248
Allstate	71,750	4,316,480

Ambac Financial Group	12,200	1,074,820
American Express	138,300	8,051,826
American International Group	298,496	20,432,051
Ameriprise Financial	27,780	1,637,909
AON	35,550	1,274,823
Apartment Investment & Management, Cl. A	11,100	695,193
Archstone-Smith Trust	25,100	1,586,571
AvalonBay Communities	9,100	1,350,076
Bank of America	515,684	27,114,665
Bank of New York	87,728	3,509,997
BB & T	62,100	2,624,346
Bear Stearns Cos.	13,498	2,225,145
Boston Properties	13,400	1,689,606
Capital One Financial	46,800	3,762,720
CB Richard Ellis Group, Cl. A	21,200 b	797,332
Charles Schwab	117,450	2,222,154
Chicago Mercantile Exchange Holdings, Cl. A	4,000 a	2,253,200
Chubb	47,300	2,461,492
Cincinnati Financial	19,937	891,981
CIT Group	22,800	1,344,288
Citigroup	564,226	31,105,779
Comerica	18,200	1,079,260
Commerce Bancorp/NJ	21,500 a	726,270
Compass Bancshares	14,900	907,410
Countrywide Financial	71,298 a	3,100,037
E*TRADE FINANCIAL	49,000 b	1,194,620
Equity Office Properties Trust	40,400	2,244,220
Equity Residential	33,550 a	1,888,194
Fannie Mae	111,950	6,328,534
Federated Investors, Cl. B	10,350	365,459
Fifth Third Bancorp	64,091	2,557,231
First Horizon National	14,300 a	623,480
Franklin Resources	19,100	2,275,001
Freddie Mac	79,550	5,165,182
Genworth Financial, Cl. A	50,900	1,776,410
Goldman Sachs Group	48,850	10,364,016
Hartford Financial Services Group	36,400	3,454,724
Huntington Bancshares/OH	27,276	634,985
Janus Capital Group	22,800	466,944
JPMorgan Chase & Co.	398,348	20,287,864
KeyCorp	46,150 a	1,761,545
Kimco Realty	26,000	1,289,600
Legg Mason	15,100	1,583,235
Lehman Brothers Holdings	60,900	5,008,416
Lincoln National	32,950	2,212,263
Loews	52,500	2,281,650
M & T Bank	8,900	1,079,659
Marsh & McLennan Cos.	63,300	1,867,350
Marshall & Ilsley	29,250	1,376,505
MBIA	15,500	1,113,365
Mellon Financial	47,300	2,021,602
Merrill Lynch & Co.	101,550	9,501,018
MetLife	87,300	5,423,076
MGIC Investment	9,550 a	589,426
Moody's	27,000	1,932,120
Morgan Stanley	121,560	10,063,952
National City	72,500	2,744,125

Northern Trust	21,550	1,309,163
Plum Creek Timber	20,300 a	817,075
PNC Financial Services Group	33,750	2,489,738
Principal Financial Group	30,950	1,906,830
Progressive	87,500	2,029,125
ProLogis	28,400	1,846,000
Prudential Financial	54,750 a	4,879,868
Public Storage	14,100 a	1,533,516
Realogy	24,596 b	735,420
Regions Financial	83,702 a	3,035,035
Safeco	12,100	774,521
Simon Property Group	25,450 a	2,911,225
SLM	46,950	2,157,822
Sovereign Bancorp	41,235	1,016,443
St. Paul Travelers Cos.	79,227	4,028,693
State Street	38,100	2,707,005
SunTrust Banks	40,700	3,382,170
Synovus Financial	37,300	1,190,989
T. Rowe Price Group	30,300	1,454,097
Torchmark	11,216	728,928
U.S. Bancorp	201,857	7,186,109
UnumProvident	39,372 a	866,184
Vornado Realty Trust	14,800	1,810,780
Wachovia	218,857	12,365,420
Washington Mutual	108,544 a	4,839,977
Wells Fargo & Co.	387,660	13,924,747
Western Union	87,972	1,965,294
XL Capital, Cl. A	20,700	1,428,300
Zions Bancorporation	12,250	1,039,045
		330,935,941
Health Care--12.0%		
Abbott Laboratories	176,250	9,341,250
Aetna	59,908	2,525,721
Allergan	17,650	2,059,931
AmerisourceBergen	22,100	1,157,598
Amgen	133,966 b	9,427,187
Applera - Applied Biosystems Group	21,000	729,960
Barr Pharmaceuticals	12,200 b	652,944
Bausch & Lomb	6,214	345,996
Baxter International	75,200	3,734,432
Becton, Dickinson & Co.	28,300	2,177,402
Biogen Idec	38,740 a,b	1,872,692
Biomet	28,075	1,189,257
Boston Scientific	135,403 b	2,498,185
Bristol-Myers Squibb	225,800	6,500,782
C.R. Bard	11,800	973,736
Cardinal Health	46,550	3,324,601
Caremark Rx	49,000 b	3,001,740
Celgene	42,800 b	2,297,504
CIGNA	11,800	1,562,320
Coventry Health Care	18,300 b	943,365
Eli Lilly & Co.	113,050	6,118,266
Express Scripts	15,600 b	1,084,512
Forest Laboratories	36,400 b	2,042,404
Genzyme	30,150 b	1,981,760
Gilead Sciences	52,800 b	3,396,096
Health Management Associates, Cl. A	27,650	537,793
Hospira	17,845 b	656,339

Humana	19,050	b	1,057,275
IMS Health	22,800		658,008
Johnson & Johnson	332,896		22,237,453
King Pharmaceuticals	27,950	b	499,187
Laboratory Corp. of America Holdings	14,400	b	1,057,536
Manor Care	8,450		449,878
McKesson	34,004		1,895,723
Medco Health Solutions	33,669	b	1,993,541
MedImmune	27,450	b	951,417
Medtronic	132,200		7,066,090
Merck & Co.	249,250		11,153,938
Millipore	6,150	a,b	421,152
Mylan Laboratories	24,300		538,002
Patterson Cos.	16,000	a,b	601,760
PerkinElmer	14,082		336,137
Pfizer	827,940		21,725,146
Quest Diagnostics	18,400	a	965,632
Schering-Plough	170,200		4,255,000
St. Jude Medical	40,600	b	1,736,056
Stryker	34,100	a	2,112,154
Tenet Healthcare	54,150	a,b	382,299
Thermo Fisher Scientific	46,900	b	2,244,165
UnitedHealth Group	154,700		8,084,622
Waters	11,700	b	663,273
Watson Pharmaceuticals	11,750	b	319,835
WellPoint	71,200	b	5,580,656
Wyeth	154,650		7,641,256
Zimmer Holdings	27,420	b	2,309,312
			181,070,276
Industrial--10.7%			
3M	84,600		6,285,780
Allied Waste Industries	29,200	b	373,468
American Power Conversion	19,450		597,893
American Standard Cos.	19,950		985,331
Avery Dennison	10,792		737,741
Boeing	90,844		8,135,989
Burlington Northern Santa Fe	41,217		3,312,198
Caterpillar	74,700		4,786,029
Cintas	15,700		646,055
Cooper Industries, Cl. A	10,400	a	950,456
CSX	50,000		1,839,500
Cummins	6,047	a	813,684
D.R. Horton	31,700		921,202
Danaher	27,200		2,014,432
Deere & Co.	26,500		2,657,420
Dover	23,400		1,160,640
Eaton	17,142		1,343,076
Emerson Electric	92,100		4,141,737
Equifax	14,350		595,956
FedEx	35,192		3,885,197
Fluor	10,139		837,481
General Dynamics	46,500		3,633,975
General Electric	1,183,650		42,670,583
Goodrich	14,300		700,986
Honeywell International	93,800		4,285,722
Illinois Tool Works	48,200		2,457,718
Ingersoll-Rand, Cl. A	35,200		1,509,376
ITT Industries	21,200		1,264,580

L-3 Communications Holdings	14,300	1,177,462
Lockheed Martin	40,850	3,970,211
Masco	45,218	1,446,524
Monster Worldwide	14,750 a,b	728,798
Norfolk Southern	45,600	2,264,040
Northrop Grumman	39,712	2,817,169
Paccar	28,561 a	1,909,874
Pall	14,053	488,482
Parker Hannifin	13,590	1,124,708
Pitney Bowes	25,456	1,218,579
R.R. Donnelley & Sons	24,900	923,790
Raytheon	51,100 a	2,652,090
Robert Half International	19,250	783,475
Rockwell Automation	19,500	1,193,595
Rockwell Collins	19,200	1,309,632
Ryder System	6,950	379,053
Southwest Airlines	90,893	1,372,484
Terex	11,700 b	665,613
Textron	14,450	1,346,307
Tyco International	228,382	7,280,818
Union Pacific	30,950	3,125,950
United Parcel Service, Cl. B	123,250	8,908,510
United Technologies	115,256	7,839,713
W.W. Grainger	8,400	652,260
Waste Management	61,442	2,333,567
		161,456,909

Information Technology--14.8%

ADC Telecommunications	13,450 b	217,083
Adobe Systems	67,000 b	2,604,290
Advanced Micro Devices	63,000 a,b	979,650
Affiliated Computer Services, Cl. A	11,300 b	553,587
Agilent Technologies	46,908 b	1,501,056
Altera	41,600 b	834,080
Analog Devices	39,300	1,287,075
Apple Computer	97,700 b	8,375,821
Applied Materials	159,450	2,827,048
Autodesk	26,600 b	1,162,952
Automatic Data Processing	63,250	3,018,290
Avaya	52,168 b	669,315
Ball	12,000 a	555,840
BMC Software	23,550 b	809,885
Broadcom, Cl. A	53,875 b	1,719,690
CA	47,149	1,157,508
Ciena	9,671 b	271,658
Cisco Systems	697,350 b	18,542,536
Citrix Systems	20,750 b	657,153
Cognizant Technology Solutions, Cl. A	16,300 b	1,390,227
Computer Sciences	19,750 a,b	1,036,085
Compuware	40,450 b	362,837
Convergys	15,850 b	412,734
Corning	179,600 b	3,742,864
Dell	260,800 b	6,324,400
eBay	132,900 b	4,304,631
Electronic Arts	35,400 b	1,770,000
Electronic Data Systems	59,350	1,561,499
EMC/Massachusetts	252,900 b	3,538,071
Fidelity National Information		

Services	18,600	790,872
First Data	87,972	2,186,984
Fiserv	19,850 b	1,043,515
Google, Cl. A	24,600 b	12,331,980
Hewlett-Packard	314,465	13,610,045
Intel	662,100	13,877,616
International Business Machines	173,000	17,152,950
Intuit	40,000 b	1,258,000
Jabil Circuit	21,200	508,588
JDS Uniphase	24,262 b	431,378
Juniper Networks	65,000 a,b	1,177,800
KLA-Tencor	22,900	1,127,367
Lexmark International, Cl. A	11,200 b	705,936
Linear Technology	34,300	1,061,585
LSI Logic	46,032 a,b	432,701
Maxim Integrated Products	36,850	1,134,980
Micron Technology	86,650 b	1,122,118
Microsoft	993,350	30,654,781
Molex	16,325	479,792
Motorola	277,606	5,510,479
National Semiconductor	33,100	765,603
NCR	20,500 b	971,495
Network Appliance	42,950 b	1,614,920
Novell	38,900 a,b	282,025
Novellus Systems	14,150 a,b	436,245
NVIDIA	40,800 b	1,250,520
Oracle	459,350 b	7,882,446
Paychex	38,875	1,555,389
PMC-Sierra	24,050 a,b	151,515
QLogic	18,100 b	331,230
QUALCOMM	189,800	7,147,868
Sabre Holdings, Cl. A	15,226	491,952
SanDisk	25,800 a,b	1,037,160
Sanmina-SCI	61,150 b	214,025
Solectron	105,050 b	341,412
Sun Microsystems	404,100 b	2,683,224
Symantec	107,666 b	1,906,765
Tektronix	9,468	267,660
Tellabs	50,750 b	511,052
Teradyne	21,750 a,b	324,075
Texas Instruments	170,400	5,314,776
Unisys	39,600 b	341,352
VeriSign	28,100 b	671,590
Xerox	110,798 b	1,905,726
Xilinx	38,600	937,980
Yahoo!	140,600 b	3,980,386
		222,105,723
Materials--3.0%		
Air Products & Chemicals	25,350	1,892,631
Alcoa	99,538	3,215,077
Allegheny Technologies	11,533	1,193,550
Ashland	6,600	459,030
Bemis	12,000	406,920
Dow Chemical	109,713	4,557,478
E.I. du Pont de Nemours & Co.	105,594	5,233,239
Eastman Chemical	9,426 a	551,987
Ecolab	20,450 a	897,755
Freeport-McMoRan Copper & Gold,		
Cl. B	22,600 a	1,299,726

Hercules	13,050 b	255,910
International Flavors & Fragrances	9,000	436,320
International Paper	52,238	1,760,421
MeadWestvaco	20,846	628,298
Monsanto	62,376	3,436,294
Newmont Mining	51,724	2,332,752
Nucor	34,700	2,239,538
Pactiv	15,250 b	494,710
Phelps Dodge	23,450	2,898,420
PPG Industries	19,021	1,260,902
Praxair	37,100	2,339,526
Rohm & Haas	16,255	846,235
Sealed Air	9,281	611,618
Sigma-Aldrich	15,200	576,840
Temple-Inland	12,300	614,262
United States Steel	13,650	1,139,638
Vulcan Materials	10,850	1,104,964
Weyerhaeuser	27,200	2,040,000
		44,724,041
Telecommunication Services--3.5%		
Alltel	42,950	2,632,405
AT & T	718,831	27,049,611
CenturyTel	13,200	591,888
Citizens Communications	37,000	542,420
Embarq	17,160	952,552
Qwest Communications International	184,674 b	1,505,093
Sprint Nextel	332,403	5,926,745
Verizon Communications	335,292	12,915,448
Windstream	54,700	813,936
		52,930,098
Utilities--3.2%		
AES	76,300 b	1,586,277
Allegheny Energy	19,000 b	883,880
Ameren	23,650 a	1,256,051
American Electric Power	45,390	1,975,827
CMS Energy	25,550	426,430
Consolidated Edison	29,500 a	1,424,260
Constellation Energy Group	20,650	1,498,157
Dominion Resources/VA	40,634	3,370,997
DTE Energy	20,400 a	945,948
Duke Energy	144,180	2,838,904
Dynegy, Cl. A	43,492 b	306,619
Edison International	37,400	1,682,252
Entergy	23,750	2,205,187
Exelon	77,074	4,623,669
FirstEnergy	36,631	2,173,317
FPL Group	46,400	2,628,560
Nicor	5,150 a	234,325
NiSource	31,350	746,130
Peoples Energy	4,420 a,b	192,491
PG & E	40,100	1,871,868
Pinnacle West Capital	11,500 a	561,085
PPL	43,800	1,559,280
Progress Energy	29,224	1,389,309
Public Service Enterprise Group	28,950	1,940,519
Questar	9,900	803,880
Sempra Energy	30,142	1,729,548
Southern	85,250	3,114,183
TECO Energy	24,000 a	407,040

TXU	52,740	2,852,179
Xcel Energy	46,680 a	1,089,044
		48,317,216
Total Common Stocks (cost $1,012,149,810)		**1,483,115,624**

Short-Term Investments--.3%	Principal Amount ($)	Value ($)
U.S. Treasury Bills		
4.91%, 2/1/07	2,000,000	2,000,000
4.98%, 4/19/07	2,000,000 c	1,978,740
Total Short-Term Investments (cost $3,978,696)		**3,978,740**

Other Investment--1.7%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $25,675,000)	25,675,000 d	**25,675,000**

Investment of Cash Collateral for Securities Loaned--3.0%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $44,506,474)	44,506,474 d	**44,506,474**

Total Investments (cost $1,086,309,980)	**103.5%**	**1,557,275,838**
Liabilities, Less Cash and Receivables	**(3.5%)**	**(52,229,893)**
Net Assets	**100.0%**	**1,505,045,945**

a All or a portion of these securities are on loan. At January 31, 2007, the total market value of the fund's securities on loan is $43,126,707 and the total market value of the collateral held by the fund is $44,506,474.

b Non-income producing security.

c All or partially held by a broker as collateral for open financial futures positions.

d Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
January 31, 2007 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation at 1/31/2007 ($)
Financial Futures Long				
Standard & Poor's 500	95	34,271,250	March 2007	**254,588**

STATEMENT OF INVESTMENTS

Dreyfus Bond Market Index Fund

January 31, 2007 (Unaudited)

Bonds and Notes--97.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Aerospace & Defense--.4%				
Boeing,				
Debs.	7.25	6/15/25	150,000	176,905
Northrop Grumman,				
Debs.	7.75	3/1/16	540,000	621,821
Raytheon,				
Debs.	7.20	8/15/27	150,000	173,992
United Technologies,				
Sr. Notes	4.88	5/1/15	500,000	480,998
United Technologies,				
Debs.	8.75	3/1/21	50,000	64,175
				1,517,891
Agricultural--.1%				
Archer-Daniels-Midland,				
Debs.	7.13	3/1/13	300,000	**326,043**
Airlines--.0%				
Continental Airlines,				
Pass-Through Certificates,				
Ser. 974A	6.90	7/2/19	143,295	**150,550**
Asset-Backed Ctfs./Auto Receivables--.6%				
Americredit Automobile Receivables				
Trust, Ser. 2006-RM, Cl. A2	5.42	8/6/11	500,000	500,989
BMW Vehicle Owner Trust,				
Ser. 2005-A, Cl. A4	4.28	2/25/10	1,800,000	1,779,363
Honda Auto Receivables Owner				
Trust, Ser. 2006-1, Cl. A3	5.07	2/18/10	350,000	349,084
				2,629,436
Asset-Backed Ctfs./Credit Cards--.3%				
Bank One Issuance Trust,				
Ser. 2004-A1, Cl. A1	3.45	10/17/11	950,000	918,050
Citibank Credit Card Issuance				
Trust, Ser. 2005-A4, Cl. A4	4.40	6/20/14	500,000	479,670
				1,397,720
Asset-Backed Ctfs./Home Equity Loans--.5%				
Centex Home Equity,				
Ser. 2005-C, Cl. AF5	5.05	6/25/35	200,000 a	193,138
Countrywide Asset-Backed				
Certificates, Ser. 2006-11,				
Cl. 1AF4	6.30	9/25/46	1,000,000	1,016,339
CPL Transition Funding,				
Ser. 2002-1, Cl. A4	5.96	7/15/15	550,000	563,296
Peco Energy Transition Trust,				
Ser. 1999-A, Cl. A7	6.13	3/1/09	235,000	236,699
				2,009,472
Automobile Manufacturers--.4%				
Chrysler,				
Debs.	7.45	3/1/27	50,000	53,271
DaimlerChrysler N.A. Holding,				
Gtd. Notes	4.05	6/4/08	1,225,000	1,200,011
DaimlerChrysler N.A. Holding,				
Gtd. Notes	7.30	1/15/12	400,000	424,310
				1,677,592
Banks--3.4%				
Abbey National,				

Sub. Debs.	7.95	10/26/29	350,000	440,149
Bank of America,				
Unscd. Notes	5.13	11/15/14	350,000 b	343,607
Bank of America,				
Sub. Notes	7.80	2/15/10	500,000	534,809
Bank One,				
Sub. Notes	5.90	11/15/11	500,000	510,507
Bayerische Landesbank/New York,				
Sub. Notes	5.88	12/1/08	300,000	302,063
BB & T,				
Sub. Notes	4.75	10/1/12	325,000	313,344
Dresdner Bank-New York,				
Sub. Debs.	7.25	9/15/15	145,000	161,408
First Tennessee Bank,				
Sub. Notes	5.65	4/1/16	250,000	248,102
FleetBoston Financial,				
Sub. Notes	7.38	12/1/09	175,000	183,925
HSBC Holdings,				
Sub. Notes	6.50	5/2/36	250,000	267,647
HSBC Holdings,				
Sub. Notes	7.50	7/15/09	200,000	210,041
KeyBank N.A.,				
Sub. Debs.	6.95	2/1/28	100,000	109,796
KFW International Finance,				
Gtd. Debs.	8.00	2/15/10	35,000	37,540
KFW,				
Gov't Gtd. Notes	3.25	3/30/09	1,250,000	1,200,661
KFW,				
Gov't Gtd. Bonds	4.13	10/15/14	350,000 b	329,994
KFW,				
Gov't Gtd. Notes	4.88	1/17/17	550,000	540,043
Korea Development Bank,				
Notes	5.50	11/13/12	350,000	351,374
Landwirtschaftliche Rentenbank,				
Gov't Gtd. Notes, Ser. 6	3.88	9/4/08	1,175,000	1,150,324
National City Bank/Cleveland, OH,				
Bonds	4.50	3/15/10	1,275,000	1,237,818
NationsBank,				
Sub. Notes	7.80	9/15/16	160,000	186,200
NB Capital Trust IV,				
Gtd. Cap. Secs.	8.25	4/15/27	55,000	57,316
Oester Kontrollbank,				
Govt. Gtd. Notes	4.88	2/16/16	500,000	489,138
PNC Funding,				
Gtd. Notes	5.25	11/15/15	225,000	219,958
Royal Bank of Scotland Group,				
Sub. Notes	6.38	2/1/11	410,000	425,315
Sanwa Finance Aruba,				
Bank Gtd. Notes	8.35	7/15/09	150,000	159,333
SouthTrust,				
Sub. Notes	5.80	6/15/14	500,000	505,198
Sovereign Bancorp,				
Sr. Notes	4.80	9/1/10	500,000 c	488,089
State Street Bank & Trust,				
Sub. Notes	5.25	10/15/18	200,000	194,297
Suntrust Bank,				
Sub. Notes	5.00	9/1/15	400,000	386,084
U.S. Bank N.A.,				
Sub. Notes	6.38	8/1/11	100,000	103,962
Union Planters,				

Sr. Unscd. Notes	4.38	12/1/10	400,000	387,793
Wachovia Bank N.A.,				
Sub. Notes	5.00	8/15/15	250,000	241,495
Washington Mutual Bank/Henderson,				
NV, Sub. Notes	5.13	1/15/15	400,000	385,578
Wells Fargo & Co.,				
Sub. Notes	6.38	8/1/11	420,000	438,344
Wells Fargo Bank N.A.,				
Sub. Notes	5.75	5/16/16	750,000	763,674
Westpac Banking,				
Sub. Notes	4.63	6/1/18	500,000	458,506
Zions Bancorporation,				
Sub. Notes	6.00	9/15/15	250,000	253,012
				14,616,444
Building & Construction--.3%				
CRH America,				
Gtd. Notes	5.30	10/15/13	500,000	486,272
D.R. Horton,				
Unsub. Notes	6.50	4/15/16	140,000 b	141,477
Masco,				
Sr. Unsub. Bonds	4.80	6/15/15	300,000	272,160
Pulte Homes,				
Sr. Notes	5.25	1/15/14	500,000	482,465
				1,382,374
Building And Industrial Supplies--.2%				
Home Depot,				
Sr. Notes	3.75	9/15/09	1,000,000	**962,259**
Chemicals--.3%				
Lubrizol,				
Sr. Notes	5.50	10/1/14	150,000 b	145,660
Potash of Saskatchewan,				
Unscd. Notes	7.75	5/31/11	200,000	217,126
Praxair,				
Unscd. Notes	2.75	6/15/08	900,000	869,736
				1,232,522
Commercial & Professional Services--.2%				
R.R. Donnelley & Sons,				
Notes	4.95	5/15/10	750,000	**735,506**
Commercial Mortgage Pass-Through Ctfs.--5.2%				
Asset Securitization,				
Ser. 1997-D4, Cl. A1D	7.49	4/14/29	45,195	45,231
Banc of America Commercial				
Mortgage, Ser. 2005-3, Cl. A4	4.67	7/10/43	1,000,000	946,037
Banc of America Commercial				
Mortgage, Ser. 2000-2, Cl. A2	7.20	9/15/32	600,000	627,477
Bear Stearns Commercial Mortgage				
Securities, Ser. 2005-PWR9,				
Cl. A4A	4.87	9/11/42	900,000	862,408
Bear Stearns Commercial Mortgage				
Securities, Ser. 2006-PW12,				
Cl. A4	5.71	9/11/38	850,000 a	867,086
Bear Stearns Commercial Mortgage				
Securities, Ser. 1999-WF2,				
Cl. A2	7.08	7/15/31	250,000	257,072
Chase Commercial Mortgage				
Securities, Ser. 2000-3, Cl. A2	7.32	10/15/32	450,000	473,671
Chase Commercial Mortgage				
Securities, Ser. 2000-2, Cl. A2	7.63	7/15/32	250,000	266,340
Citigroup/Deutsche Bank Commercial				
Mortgage Trust, Ser. 2005-CD1,				

Cl. A4	5.23	7/15/44	500,000 a	493,974
Commercial Mortgage Pass-Through Ctfs., Ser. 2005-LP5, Cl. A2	4.63	5/10/43	1,500,000	1,468,299
Credit Suisse Mortgage Capital Ctfs., Ser. 2006-C3, Cl. A3	5.83	6/15/38	500,000 a	513,497
CS First Boston Mortgage Securities, Ser. 2002-CKP1, Cl. A3	6.44	12/15/35	675,000	705,138
CS First Boston Mortgage Securities, Ser. 1999-C1, Cl. A2	7.29	9/15/41	1,008,454	1,041,529
GE Capital Commercial Mortgage, Ser. 2002-1A, Cl. A3	6.27	12/10/35	850,000	881,758
GMAC Commercial Mortgage Securities, Ser. 1998-C2, Cl. A2	6.42	5/15/35	890,314	899,297
GMAC Commercial Mortgage Securities, Ser. 1998-C1, Cl. A2	6.70	5/15/30	140,258	141,586
Greenwich Capital Commercial Funding, Ser. 2005-GG5, Cl. A5	5.22	4/10/37	1,000,000 a	982,238
GS Mortgage Securities II, Ser. 2005-GG4, Cl. A3	4.61	7/10/39	775,000	746,888
Heller Financial Commercial Mortgage Asset, Ser. 1999-PH1, Cl. A2	6.85	5/15/31	652,669	665,274
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2004-CB8, Cl. A4	4.40	1/12/39	1,000,000	935,581
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2005-LDP3, Cl. A4A	4.94	8/15/42	600,000 a	576,663
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2006-CB14, Cl. A4	5.48	12/12/44	500,000 a	498,680
LB Commercial Conduit Mortgage Trust, Ser. 1999-C2, Cl. A2	7.33	10/15/32	200,000	207,271
LB-UBS Commercial Mortgage Trust, Ser. 2005-C3, Cl. AJ	4.84	7/15/40	500,000	476,503
LB-UBS Commercial Mortgage Trust, Ser. 2004-C6, Cl. A6	5.02	8/15/29	275,000 a	267,112
LB-UBS Commercial Mortgage Trust, Ser. 2000-C3, Cl. A2	7.95	5/15/25	1,100,000	1,169,393
Merrill Lynch Mortgage Trust, Ser. 2003-KEY1, Cl. A4	5.24	11/12/35	500,000 a	493,391
Morgan Stanley Capital I, Ser. 2004-T13, Cl. A4	4.66	9/13/45	1,000,000	953,650
Morgan Stanley Capital I, Ser. 2006-HQ9, Cl. A4	5.73	7/12/44	500,000 a	507,037
Morgan Stanley Dean Witter Capital I, Ser. 2003-HQ2, Cl. A2	4.92	3/12/35	500,000	486,485
Salomon Brothers Mortgage Securities VII, Ser. 2000-C1, Cl. A2	7.52	12/18/09	300,000	313,785
Wachovia Bank Commercial Mortgage Trust, Ser. 2005-C20, Cl. A7	5.12	7/15/42	800,000 a	778,229
Wachovia Bank Commercial Mortgage Trust, Ser. 2004-C11, Cl. A5	5.22	1/15/41	800,000	785,551
Wachovia Bank Commercial Mortgage Trust, Ser. 2006-C27, Cl. A3	5.77	7/15/45	1,150,000 a	1,168,882

					22,503,013
Consumer Products--.2%					
Avon Products,					
Notes	4.20	7/15/18	250,000		215,645
Procter & Gamble,					
Unsub. Notes	6.88	9/15/09	750,000		781,258
					996,903
Diversified Financial Services--4.7%					
Bear Stearns Cos.,					
Notes	4.00	1/31/08	2,500,000		2,465,763
Bear Stearns Cos.,					
Sub. Notes	5.55	1/22/17	500,000		495,289
Capital One Bank,					
Notes	4.25	12/1/08	275,000		269,477
CIT Group Funding,					
Gtd. Notes	4.65	7/1/10	1,375,000 a		1,341,608
Citigroup,					
Sub. Notes	5.00	9/15/14	1,000,000		970,912
Citigroup,					
Sr. Unscd. Notes	6.00	2/21/12	750,000 b		772,802
Citigroup,					
Debs.	6.63	1/15/28	100,000		108,596
Countrywide Home Loans,					
Gtd. Notes, Ser. L	4.00	3/22/11	750,000 b		711,692
Credit Suisse USA,					
Notes	5.50	8/15/13	1,000,000 b		1,007,670
General Electric Capital,					
Sr. Unscd. Notes	5.00	1/8/16	375,000 b		364,539
General Electric Capital,					
Notes, Ser. A	5.45	1/15/13	650,000		653,141
General Electric Capital,					
Notes, Ser. A	6.75	3/15/32	400,000		454,228
General Electric Capital,					
Debs.	8.30	9/20/09	15,000		16,111
Goldman Sachs Group,					
Gtd. Notes	6.35	2/15/34	350,000		350,441
Goldman Sachs Group,					
Notes	6.60	1/15/12	1,000,000		1,053,112
Goldman Sachs Group,					
Notes	7.35	10/1/09	100,000		105,086
Household Finance,					
Notes	4.75	7/15/13	700,000		675,507
Household Finance,					
Notes	8.00	7/15/10	630,000		680,824
International Lease Finance,					
Sr. Notes	5.00	4/15/10	1,200,000		1,186,792
Jefferies Group,					
Sr. Unscd. Debs.	6.25	1/15/36	200,000		191,873
JPMorgan Chase & Co.,					
Sr. Notes	4.00	2/1/08	1,000,000		986,374
JPMorgan Chase & Co.,					
Sub. Notes	6.75	2/1/11	1,000,000		1,046,947
Lehman Brothers Holdings,					
Notes	6.63	1/18/12	650,000		684,913
MBNA America Bank N.A.,					
Sub. Notes	6.75	3/15/08	100,000		101,102
Merrill Lynch & Co.,					
Notes	5.45	7/15/14	565,000		565,061
Merrill Lynch & Co.,					
Sub. Notes	6.05	5/16/16	575,000		591,464

Merrill Lynch & Co.,				
Notes	6.88	11/15/18	150,000	165,435
Morgan Stanley,				
Notes	7.25	4/1/32	300,000	350,297
National Rural Utilities				
Cooperative Finance, Coll.				
Trust Notes	4.38	10/1/10	600,000	581,486
Residential Capital,				
Sr. Unscd. Notes	6.38	6/30/10	435,000	438,964
SLM,				
Notes, Ser. A	5.00	4/15/15	700,000	669,844
Toyota Motor Credit,				
Unscd. Notes	4.35	12/15/10	150,000	145,436
UBS Paine Webber Group,				
Sr. Notes	6.55	4/15/08	150,000	151,223
				20,354,009
Diversified Metals & Mining--.2%				
Alcan,				
Debs.	7.25	3/15/31	350,000	388,351
Alcoa,				
Notes	6.00	1/15/12	150,000	153,691
Inco,				
Bonds	7.20	9/15/32	100,000	107,034
Noranda,				
Notes	5.50	6/15/17	165,000	160,934
				810,010
Electric Utilities--1.3%				
Cincinnati Gas & Electric,				
Notes	5.70	9/15/12	185,000	186,815
Consolidated Edison of New York,				
Notes	6.20	6/15/36	200,000	206,883
Constellation Energy Group,				
Notes	7.60	4/1/32	250,000	291,777
Consumers Energy,				
First Mortgage Bonds	5.50	8/15/16	200,000	196,669
Dominion Resources,				
Sr. Notes	6.30	3/15/33	100,000	102,324
Exelon,				
Notes	4.90	6/15/15	500,000	470,830
FirstEnergy,				
Notes, Ser. C	7.38	11/15/31	120,000	137,048
Florida Power & Light,				
First Mortgage Bonds	5.63	4/1/34	250,000	244,701
Hydro-Quebec,				
Gov't Gtd. Notes, Ser. HH	8.50	12/1/29	200,000	275,803
Hydro-Quebec,				
Gov't Gtd. Debs., Ser. HK	9.38	4/15/30	20,000	29,874
MidAmerican Energy Holdings,				
Sr. Notes	5.88	10/1/12	350,000	356,395
NiSource Finance,				
Gtd. Notes	5.40	7/15/14	150,000	145,317
Ohio Power,				
Sr. Notes, Ser. F	5.50	2/15/13	400,000	399,000
Oncor Electric Delivery,				
Scd. Notes	7.00	5/1/32	250,000	271,271
Pacific Gas & Electric,				
Unscd. Bonds	6.05	3/1/34	100,000	100,393
PPL Electric Utilities,				
Scd. Bonds	6.25	8/15/09	300,000	306,270
Progress Energy,				

Sr. Notes	7.10	3/1/11	500,000	530,805
Public Service Company of				
Colorado, First Mortgage Bonds	7.88	10/1/12	350,000	390,922
South Carolina Electric & Gas,				
First Mortgage Bonds	6.63	2/1/32	200,000	220,783
Southern California Edison,				
Notes	6.65	4/1/29	100,000 b	107,899
Southern Power,				
Sr. Notes, Ser. D	4.88	7/15/15	300,000	284,565
Virginia Electric & Power,				
Sr. Unscd. Notes, Ser. A	5.40	1/15/16	500,000	491,333
				5,747,677
Environmental Control--.0%				
USA Waste Services,				
Sr. Notes	7.00	7/15/28	150,000	**158,873**
Food & Beverages--1.0%				
Bottling Group,				
Gtd. Notes	4.63	11/15/12	350,000	337,517
Coca-Cola Enterprises,				
Debs.	6.70	10/15/36	250,000	273,542
Coca-Cola Enterprises,				
Debs.	8.50	2/1/22	100,000	125,340
ConAgra Foods,				
Sr. Notes	7.00	10/1/28	350,000	375,457
General Mills,				
Unscd. Notes	6.00	2/15/12	125,000	127,468
H.J. Heinz,				
Debs.	6.38	7/15/28	100,000	96,932
Hershey,				
Unsub. Notes	5.30	9/1/11	750,000 b	749,214
Hershey,				
Debs.	8.80	2/15/21	30,000	38,575
Kroger,				
Gtd. Notes	7.25	6/1/09	550,000	569,221
Nabisco,				
Debs.	7.55	6/15/15	640,000	721,217
Safeway,				
Sr. Unscd. Notes	5.80	8/15/12	210,000 b	210,604
Sara Lee,				
Notes	6.25	9/15/11	300,000 b	304,859
SYSCO,				
Sr. Notes	5.38	9/21/35	350,000	328,161
Tyson Foods,				
Sr. Unscd. Notes	6.85	4/1/16	90,000 a	91,818
				4,349,925
Foreign/Governmental--2.8%				
Asian Development Bank,				
Sr. Unsub. Notes	4.50	9/4/12	750,000	732,155
European Investment Bank,				
Notes	4.63	5/15/14	500,000	486,296
European Investment Bank,				
Bonds	4.63	10/20/15	350,000	338,426
Inter-American Development Bank,				
Bonds	5.75	2/26/08	1,600,000	1,608,317
International Bank for				
Reconstruction & Development,				
Bonds	5.00	4/1/16	700,000	696,902
International Bank for				
Reconstruction & Development,				
Unsub. Bonds	7.63	1/19/23	175,000	219,457

Malaysia,				
Notes	8.75	6/1/09	330,000	353,865
Province of British Columbia,				
Bonds, Ser. USD-2	6.50	1/15/26	25,000	28,171
Province of Manitoba,				
Debs., Ser. CB	8.80	1/15/20	10,000	13,028
Province of Ontario,				
Unscd. Bonds	3.63	10/21/09	1,200,000	1,153,616
Province of Ontario,				
Sr. Unsub. Bonds	5.50	10/1/08	500,000	501,967
Province of Quebec,				
Unscd. Notes	4.60	5/26/15	700,000 b	670,130
Province of Quebec,				
Debs., Ser. NJ	7.50	7/15/23	200,000	242,918
Province of Saskatchewan,				
Debs.	7.38	7/15/13	500,000	558,623
Republic of Chile,				
Bonds	5.50	1/15/13	350,000	352,450
Republic of Finland,				
Bonds	6.95	2/15/26	25,000	29,506
Republic of Italy,				
Notes	5.38	6/15/33	550,000	535,971
Republic of Italy,				
Debs.	6.88	9/27/23	70,000	80,069
Republic of Korea,				
Unsub. Notes	8.88	4/15/08	840,000 b	876,893
Republic of Poland,				
Unsub. Notes	5.25	1/15/14	250,000	249,664
Republic of South Africa,				
Notes	6.50	6/2/14	170,000	178,075
United Mexican States,				
Notes, Ser. A	6.75	9/27/34	550,000 b	584,375
United Mexican States,				
Notes	9.88	2/1/10	1,525,000	1,714,862
				12,205,736
Health Care--.6%				
Anthem,				
Bonds	6.80	8/1/12	300,000	316,664
Eli Lilly & Co.,				
Notes	7.13	6/1/25	200,000	230,503
GlaxoSmithKline Capital,				
Gtd. Notes	4.38	4/15/14	500,000	469,035
Johnson & Johnson,				
Debs.	4.95	5/15/33	170,000	158,074
Merck & Co.,				
Debs.	6.40	3/1/28	150,000	158,690
Quest Diagnostics,				
Gtd. Notes	5.45	11/1/15	500,000	478,348
Teva Pharmaceutical Finance,				
Gtd. Notes	6.15	2/1/36	85,000	82,213
UnitedHealth Group,				
Sr. Unscd. Notes	5.00	8/15/14	300,000	290,581
WellPoint,				
Unscd. Bonds	5.25	1/15/16	375,000	366,493
Wyeth,				
Bonds	6.50	2/1/34	200,000	216,530
				2,767,131
Machinery--.2%				
Deere & Co.,				
Sr. Notes	6.95	4/25/14	625,000	**676,606**

Manufacturing--.4%

3M,				
Notes	5.13	11/6/09	1,000,000	999,565
General Electric,				
Notes	5.00	2/1/13	500,000	492,505
Tyco International Group,				
Gtd. Notes	6.88	1/15/29	235,000	272,407
				1,764,477

Media--.8%

AT & T Broadband,				
Gtd. Notes	9.46	11/15/22	304,000	396,070
Comcast Cable Communications,				
Sr. Unsub. Notes	6.75	1/30/11	600,000	627,538
Comcast,				
Gtd. Notes	6.45	3/15/37	200,000	201,310
COX Communications,				
Bonds	5.50	10/1/15	450,000	440,129
News America Holdings,				
Debs.	8.25	8/10/18	150,000	175,617
News America,				
Gtd. Notes	6.20	12/15/34	250,000	243,315
Time Warner,				
Gtd. Debs.	6.50	11/15/36	200,000	199,713
Time Warner,				
Gtd. Debs	6.95	1/15/28	325,000	342,356
Viacom,				
Gtd. Debs	5.50	5/15/33	250,000	209,007
Viacom,				
Sr. Notes	6.88	4/30/36	150,000	149,884
Walt Disney,				
Sr. Notes	7.00	3/1/32	150,000 b	171,988
Walt Disney,				
Debs.	7.55	7/15/93	100,000	115,491
				3,272,418

Oil & Gas--1.2%

Amerada Hess,				
Bonds	7.88	10/1/29	125,000	145,962
Anadarko Finance,				
Gtd. Notes, Ser. B	6.75	5/1/11	300,000 b	312,767
Anadarko Petroleum,				
Sr. Unscd. Notes	5.95	9/15/16	350,000	347,577
Canadian Natural Resources,				
Notes	4.90	12/1/14	350,000 b	328,731
ConocoPhillips,				
Gtd. Notes	5.90	10/15/32	500,000	502,258
Devon Financing,				
Gtd. Debs.	7.88	9/30/31	275,000	328,619
Duke Capital,				
Sr. Notes	8.00	10/1/19	225,000	256,124
Enterprise Products Operating,				
Sr. Notes, Ser. B	5.60	10/15/14	335,000	330,143
Nexen,				
Unscd. Notes	5.20	3/10/15	150,000	144,719
PanCanadian Petroleum,				
Bonds	7.20	11/1/31	150,000	165,781
Pemex Project Funding Master				
Trust, Gtd. Notes	5.75	12/15/15	200,000	195,250
Pemex Project Funding Master				
Trust, Gtd. Notes	7.38	12/15/14	400,000	434,000
Phillips Petroleum,				

Notes	8.75	5/25/10	200,000	220,637
Sempra Energy,				
Notes	7.95	3/1/10	500,000	534,324
Shell International Finance,				
Gtd. Notes	5.63	6/27/11	500,000	508,557
Trans-Canada Pipelines,				
Sr. Notes	5.85	3/15/36	200,000	194,539
Transocean,				
Unscd. Notes	7.50	4/15/31	150,000 b	170,044
Valero Energy,				
Sr. Unscd. Notes	7.50	4/15/32	70,000	79,609
XTO Energy,				
Sr. Unscd. Notes	4.90	2/1/14	200,000	189,941
				5,389,582
Paper & Forest Products--.2%				
International Paper,				
Notes	6.75	9/1/11	200,000	209,769
MeadWestvaco,				
Gtd. Notes	6.85	4/1/12	500,000	525,286
				735,055
Paper & Paper Related--.1%				
Weyerhaeuser,				
Unscd. Debs.	7.95	3/15/25	225,000	**247,802**
Property & Casualty Insurance--1.2%				
Aetna,				
Gtd. Debs.	7.63	8/15/26	50,000	58,600
Allstate,				
Sr. Notes	5.55	5/9/35	175,000	166,600
American International Group,				
Notes	2.88	5/15/08	2,000,000 a	1,935,730
AON Capital Trust A,				
Gtd. Cap. Secs.	8.21	1/1/27	70,000	80,300
AXA,				
Sub. Notes	8.60	12/15/30	165,000	212,732
Berkshire Hathaway Finance,				
Gtd. Notes	4.85	1/15/15	200,000	193,298
CNA Financial,				
Unscd. Notes	6.50	8/15/16	100,000	103,713
GE Global Insurance Holdings,				
Notes	7.00	2/15/26	150,000	165,859
Marsh & McLennan Cos.,				
Sr. Notes	5.88	8/1/33	200,000	186,564
MetLife,				
Sr. Notes	6.13	12/1/11	260,000	268,352
MetLife,				
Sr. Notes	6.38	6/15/34	200,000	211,224
Nationwide Financial Services,				
Sr. Notes	6.25	11/15/11	350,000	360,268
Progressive,				
Sr. Notes	6.63	3/1/29	100,000	109,565
Prudential Financial,				
Notes, Ser. B	4.75	4/1/14	350,000	332,864
Safeco Capital Trust I,				
Gtd. Cap. Secs.	8.07	7/15/37	300,000	313,583
St. Paul Travelers Cos.,				
Sr. Unscd. Notes	5.50	12/1/15	200,000	198,149
Torchmark,				
Debs.	8.25	8/15/09	150,000	159,502
				5,056,903
Real Estate Investment Trusts--.5%				

Boston Properties,				
Sr. Notes	5.00	6/1/15	500,000	481,245
Brandywine Operating Partnership,				
Gtd. Notes	5.75	4/1/12	130,000	130,669
EOP Operating,				
Gtd. Notes	4.75	3/15/14	300,000	296,255
ERP Operating,				
Unscd. Notes	5.20	4/1/13	600,000 b	591,641
iStar Financial,				
Sr. Unscd. Notes, Ser. 1	5.88	3/15/16	185,000	182,426
Simon Property Group,				
Notes	6.35	8/28/12	400,000	416,022
				2,098,258
Retail--.3%				
Federated Department Stores,				
Debs.	7.45	7/15/17	350,000	376,420
J.C. Penney,				
Sr. Unscd. Notes	8.00	3/1/10	350,000	373,400
May Department Stores,				
Notes	6.70	7/15/34	200,000 b	196,907
Target,				
Sr. Unscd. Debs.	7.00	7/15/31	125,000	143,037
Wal-Mart Stores,				
Bonds	5.25	9/1/35	400,000	365,564
				1,455,328
State/Territory Gen Oblg--.1%				
State of Illinois Taxable Pension				
Funding, Bonds	5.10	6/1/33	450,000	**424,607**
Technology--.4%				
Electronic Data Systems,				
Sr. Notes, Ser. B	6.50	8/1/13	125,000	125,162
First Data,				
Sr. Notes	5.63	11/1/11	250,000	250,284
International Business Machines,				
Debs., Ser. A	7.50	6/15/13	75,000	83,154
International Business Machines,				
Debs.	8.38	11/1/19	300,000	372,405
Oracle/Ozark Holding,				
Notes	5.00	1/15/11	1,000,000	988,541
				1,819,546
Telecommunications--2.1%				
America Movil,				
Unscd. Notes	6.38	3/1/35	100,000	97,079
AT & T Wireless Services,				
Sr. Notes	7.88	3/1/11	1,125,000	1,223,664
AT & T Wireless Services,				
Notes	8.13	5/1/12	250,000	280,175
BellSouth Telecommunications,				
Debs.	6.38	6/1/28	550,000	545,822
British Telecommunications,				
Bonds	9.13	12/15/30	150,000 a	206,153
Cisco Systems,				
Sr. Unscd. Notes	5.50	2/22/16	500,000	499,807
Deutsche Telekom International				
Finance, Gtd. Bonds	8.25	6/15/30	300,000 a	367,617
Embarq,				
Sr. Unscd. Notes	8.00	6/1/36	150,000	156,351
France Telecom,				
Notes	8.50	3/1/31	220,000 a	288,535
KPN,				

Sr. Unsub. Bonds	8.38	10/1/30	250,000	282,174
Motorola,				
Debs.	7.50	5/15/25	150,000	166,744
New Jersey Bell Telephone,				
Debs.	8.00	6/1/22	25,000	28,209
Pacific-Bell,				
Debs.	7.13	3/15/26	310,000	333,837
SBC Communications,				
Sr. Unscd. Notes	5.88	8/15/12	775,000	790,783
Sprint Capital,				
Gtd. Bonds	7.63	1/30/11	1,500,000	1,603,139
Telecom Italia Capital,				
Gtd. Notes	6.38	11/15/33	200,000	186,769
Telefonica Europe,				
Gtd. Notes	7.75	9/15/10	200,000	214,587
Verizon Global Funding,				
Notes	7.25	12/1/10	500,000	531,987
Verizon Global Funding,				
Sr. Unscd. Notes	7.38	9/1/12	500,000	545,367
Verizon Global Funding,				
Notes	7.75	12/1/30	200,000	233,299
Vodafone Group,				
Sr. Notes	7.75	2/15/10	580,000	616,444
				9,198,542
Textiles & Apparel--.0%				
Mohawk Industries,				
Sr. Unscd. Notes	6.13	1/15/16	70,000	**69,192**
Transportation--.2%				
Burlington Northern Santa Fe,				
Debs.	7.00	12/15/25	100,000	110,411
Canadian National Railway,				
Unscd. Notes	6.90	7/15/28	100,000	112,336
FedEx,				
Notes	9.65	6/15/12	225,000	266,016
Norfolk Southern,				
Sr. Unscd. Notes	5.59	5/17/25	10,000	9,521
Norfolk Southern,				
Sr. Notes	7.80	5/15/27	250,000	299,434
Union Pacific,				
Debs.	6.63	2/1/29	200,000	214,263
United Parcel Service of America,				
Sr. Unsub. Debs.	8.38	4/1/30	10,000 a	13,135
				1,025,116
U.S. Government Agencies--9.8%				
Federal Farm Credit Bank,				
Bonds	5.13	8/25/16	350,000	350,854
Federal Home Loan Banks,				
Bonds, Ser. 455	3.00	4/15/09	2,250,000	2,158,067
Federal Home Loan Banks,				
Bonds, Ser. 501	3.63	1/15/08	1,000,000	984,933
Federal Home Loan Banks,				
Bonds, Ser. 498	3.88	1/15/10	4,625,000	4,489,136
Federal Home Loan Banks,				
Bonds, Ser. 567	4.38	9/17/10	1,650,000	1,616,208
Federal Home Loan Banks,				
Bonds, Ser. 432	4.50	9/16/13	1,000,000	968,687
Federal Home Loan Banks,				
Bonds	5.50	7/15/36	180,000	184,924
Federal Home Loan Banks,				
Sr. Notes, Ser. 100	5.80	9/2/08	3,850,000	3,881,943

Federal Home Loan Mortgage Corp., Notes	3.63	9/15/08	1,000,000	976,623
Federal Home Loan Mortgage Corp., Notes	4.00	12/15/09	2,350,000	2,283,605
Federal Home Loan Mortgage Corp., Notes	4.38	7/17/15	2,825,000	2,684,824
Federal Home Loan Mortgage Corp., Notes	4.75	1/18/11	1,250,000	1,235,648
Federal Home Loan Mortgage Corp., Notes	4.88	11/15/13	1,000,000	987,432
Federal Home Loan Mortgage Corp., Notes	5.13	7/15/12	1,000,000	1,001,640
Federal Home Loan Mortgage Corp., Notes	5.50	9/15/11	500,000	508,499
Federal Home Loan Mortgage Corp., Notes	5.50	8/20/19	500,000	496,044
Federal Home Loan Mortgage Corp., Notes	5.50	2/1/33	750,000 d	738,278
Federal Home Loan Mortgage Corp., Sub. Notes	5.88	3/21/11	650,000	664,735
Federal Home Loan Mortgage Corp., Notes	6.25	7/15/32	650,000	735,229
Federal National Mortgage Association, Notes	4.63	10/15/14	1,500,000	1,455,701
Federal National Mortgage Association, Notes	5.25	1/15/09	5,525,000	5,540,139
Federal National Mortgage Association, Sub. Notes	5.25	8/1/12	1,000,000	999,528
Federal National Mortgage Association, Notes	5.38	11/15/11	1,250,000	1,266,836
Federal National Mortgage Association, Notes	5.50	3/15/11	1,200,000	1,218,182
Federal National Mortgage Association, Bonds	6.25	5/15/29	1,300,000	1,457,526
Federal National Mortgage Association, Notes	7.25	1/15/10	1,450,000	1,535,875
Financing (FICO), Bonds	8.60	9/26/19	40,000	52,353
Financing (FICO), Bonds, Ser. E	9.65	11/2/18	510,000	706,665
Tennessee Valley Authority, Notes, Ser. C	4.75	8/1/13	750,000	735,121
Tennessee Valley Authority, Bonds, Ser. C	6.00	3/15/13	450,000	471,175
				42,386,410
U.S. Government Agencies/Mortgage-Backed--34.5%				
Federal Home Loan Mortgage Corp.:				
4.00%, 9/1/08 - 9/1/18			1,423,402	1,338,785
4.50%, 5/1/10 - 9/1/35			7,577,302	7,239,753
5.00%, 11/1/07 - 4/1/36			19,702,719	19,052,516
5.50%, 9/1/09 - 8/1/36			15,989,417	15,783,119
6.00%, 12/1/13 - 11/1/36			9,331,180	9,387,761
6.50%, 3/1/11 - 9/1/36			3,031,799	3,094,016
7.00%, 9/1/11 - 7/1/34			622,061	641,522
7.50%, 7/1/10 - 11/1/33			302,842	314,253
8.00%, 5/1/26 - 10/1/31			125,462	131,864
8.50%, 6/1/30			4,116	4,415
Federal National Mortgage Association:				
5.50%			1,000,000 d	983,750
6.00%			2,000,000 d	2,007,501

4.00%, 9/1/18 - 10/1/20	2,019,648	1,892,187
4.50%, 4/1/18 - 8/1/35	6,311,648	6,015,288
5.00%, 5/1/10 - 2/1/36	20,779,760	20,070,043
5.50%, 1/1/17 - 6/1/36%	24,489,781	24,161,233
6.00%, 6/1/11 - 12/1/36	14,325,057	14,407,332
6.50%, 1/1/11 - 9/1/36	4,910,158	5,018,166
7.00%, 8/1/08 - 5/1/36	1,301,183	1,337,886
7.50%, 8/1/15 - 3/1/32	334,950	349,320
8.00%, 5/1/27 - 10/1/30	47,414	50,082
8.50%, 2/1/25	4,318	4,633
9.00%, 10/1/30	4,144	4,519
Government National Mortgage Association I:		
4.50%, 6/15/19 - 8/15/33	981,845	936,331
5.00%, 3/15/18 - 9/15/35	3,415,597	3,305,897
5.50%, 2/15/33 - 1/15/36	4,813,994	4,770,140
6.00%, 4/15/17 - 2/15/36	3,397,749	3,434,106
6.50%, 9/15/08 - 10/15/36	2,182,662	2,236,506
7.00%, 10/15/11 - 8/15/32	377,882	390,996
7.50%, 12/15/26 - 10/15/32	158,642	165,728
8.00%, 8/15/24 - 3/15/32	72,547	76,853
8.50%, 10/15/26	19,917	21,381
9.00%, 2/15/22 - 2/15/23	24,257	26,189
		148,654,071
U.S. Government Securities--23.0%		
U.S. Treasury Bonds		
4.50%, 2/15/36	950,000 b	888,251
5.38%, 2/15/31	1,560,000 b	1,646,532
5.50%, 8/15/28	2,750,000 b	2,929,182
6.25%, 5/15/30	700,000 b	821,570
7.13%, 2/15/23	5,925,000	7,285,901
7.25%, 5/15/16	2,300,000 b	2,708,970
7.88%, 2/15/21	3,130,000 b	4,030,122
8.75%, 5/15/20	1,525,000 b	2,080,315
8.88%, 8/15/17	7,810,000 b	10,355,576
9.00%, 11/15/18	650,000 b	885,321
11.25%, 2/15/15	25,000 b	35,585
12.00%, 8/15/13	1,445,000	1,594,637
12.50%, 8/15/14	40,000	47,200
U.S. Treasury Notes		
3.00%, 11/15/07	1,400,000 b	1,377,961
3.13%, 9/15/08	7,000,000 b	6,803,678
3.50%, 2/15/10	1,450,000 b	1,395,909
3.88%, 5/15/10	10,220,000 b	9,930,171
4.00%, 2/15/14	6,000,000 b	5,707,740
4.25%, 8/15/13	1,000,000 b	969,297
4.38%, 8/15/12	4,025,000 b	3,946,388
4.75%, 11/15/08	5,100,000 b	5,083,466
4.75%, 3/31/11	1,800,000 b	1,795,642
4.88%, 4/30/11	1,000,000 b	1,002,032
4.88%, 7/31/11	1,500,000 b	1,503,752
5.00%, 8/15/11	3,250,000 b	3,278,694
5.13%, 5/15/16	1,000,000 b	1,021,758
5.63%, 5/15/08	9,400,000 b	9,472,342
6.00%, 8/15/09	6,775,000 b	6,953,643
6.50%, 2/15/10	3,350,000 b	3,504,807
		99,056,442
Total Bonds and Notes		
(cost $427,418,792)		**421,861,441**
Other Investment--1.8%	Shares	Value ($)

Registered Investment Company;

Dreyfus Institutional Preferred

    Plus Money Market Fund

    (cost $7,727,000)   7,727,000 [e]   **7,727,000**

Investment of Cash Collateral for
Securities Loaned--20.2%

Registered Investment Company;

Dreyfus Institutional Cash

    Advantage Plus Fund

    (cost $87,075,708)   87,075,708 [e]   **87,075,708**

Total Investments (cost $522,221,500)	**119.7%**	**516,664,149**
Liabilities, Less Cash and Receivables	**(19.7%)**	**(85,203,163)**
Net Assets	**100.0%**	**431,460,986**

a   Variable rate security--interest rate subject to periodic change.

b   All or a portion of these securities are on loan. At January 31, 2007, the total market value of the fund's

     securities on loan is $84,018,025 and the total market value of the collateral held by the fund is $87,075,708.

c   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in

     transactions exempt from registration, normally to qualified institutional buyers. At January 31, 2007, these

     securities amounted to $488,089 or .1% of net assets.

d   Purchased on a forward commitment basis.

e   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and

semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Disciplined Stock Fund
January 31, 2007 (Unaudited)

Common Stocks--98.0%	Shares	Value ($)
Consumer Discretionary--9.1%		
Coach	113,350 a	5,198,231
Hilton Hotels	316,030	11,184,302
J.C. Penney	81,450	6,616,998
Johnson Controls	63,990	5,916,515
McDonald's	301,944	13,391,216
Omnicom Group	144,720	15,224,544
Target	160,570	9,852,575
TJX Cos.	251,530	7,437,742
Walt Disney	358,750	12,617,237
		87,439,360
Consumer Staples--9.9%		
Altria Group	370,320	32,362,265
Cadbury Schweppes, ADR	331,730 b	15,040,638
Kroger	479,910	12,285,696
PepsiCo	237,440	15,490,586
SUPERVALU	269,190	10,223,836
Wal-Mart Stores	204,150	9,735,914
		95,138,935
Energy--10.7%		
Chesapeake Energy	284,610 b	8,427,302
Chevron	102,900	7,499,352
ConocoPhillips	400,830	26,619,120
ENSCO International	197,140	10,028,512
Exxon Mobil	135,210	10,019,061
Hess	113,160	6,109,508
Marathon Oil	87,140	7,872,228
Nabors Industries	241,170 a,b	7,302,628
National Oilwell Varco	152,050 a	9,220,312
XTO Energy	196,270	9,905,747
		103,003,770
Financial--20.7%		
Allstate	165,040	9,928,806
Ambac Financial Group	106,860	9,414,366
American International Group	121,690	8,329,680
Bank of America	382,160	20,093,973
Chicago Mercantile Exchange		
Holdings, Cl. A	9,030	5,086,599
Chubb	168,250	8,755,730
CIT Group	170,360	10,044,426
Citigroup	317,720	17,515,904
E*TRADE FINANCIAL	262,210 a	6,392,680
Hartford Financial Services Group	96,580	9,166,408
JPMorgan Chase & Co.	426,370	21,715,024
Lehman Brothers Holdings	106,880	8,789,811
Merrill Lynch & Co.	156,800	14,670,208
MetLife	137,600	8,547,712
Morgan Stanley	233,690	19,347,195
PNC Financial Services Group	62,290	4,595,133
Wachovia	313,480	17,711,620
		200,105,275
Health Care--13.7%		
AmerisourceBergen	183,750	9,624,825

Amgen	221,080 a	15,557,400
Baxter International	304,190	15,106,075
Becton, Dickinson & Co.	70,590	5,431,195
CIGNA	57,230	7,577,252
Pfizer	671,974	17,632,598
Sanofi-Aventis, ADR	200,720	8,847,738
Schering-Plough	633,010	15,825,250
Thermo Fisher Scientific	299,030 a	14,308,585
WellPoint	135,740 a	10,639,301
Wyeth	93,970	4,643,058
Zimmer Holdings	89,010 a	7,496,422
		132,689,699
Industrial--10.3%		
Eaton	132,070	10,347,684
Emerson Electric	216,330	9,728,360
General Electric	748,890	26,997,484
Goodrich	131,880	6,464,758
L-3 Communications Holdings	128,100	10,547,754
Textron	154,480	14,392,902
Tyco International	478,490	15,254,261
US Airways Group	91,431 a,b	5,118,307
		98,851,510
Information Technology--16.6%		
Accenture, Cl. A	178,580	6,741,395
Amphenol, Cl. A	75,880	5,138,594
Apple Inc.	121,890 a	10,449,630
Broadcom, Cl. A	144,510 a	4,612,759
Cisco Systems	776,150 a	20,637,828
Cognizant Technology Solutions, Cl. A	67,190 a	5,730,635
Google, Cl. A	34,010 a	17,049,213
Hewlett-Packard	395,700	17,125,896
International Business Machines	200,330	19,862,720
Microsoft	764,040	23,578,274
National Semiconductor	358,620 b	8,294,881
Oracle	701,280 a	12,033,965
Texas Instruments	311,600	9,718,804
		160,974,594
Materials--2.1%		
Allegheny Technologies	75,880	7,852,821
Phelps Dodge	39,490	4,880,964
Rohm & Haas	142,930	7,440,936
		20,174,721
Telecommunication Services--1.6%		
AT & T	402,620	**15,150,591**
Utilities--3.3%		
PG & E	259,290	12,103,657
Sempra Energy	340,760	19,552,809
		31,656,466
Total Common Stocks		
(cost $760,997,437)		**945,184,921**

Other Investment--2.5%

Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $23,776,000)	23,776,000 c	**23,776,000**
Investment of Cash Collateral for		
Securities Loaned--2.2%		

Registered Investment Company;

Dreyfus Institutional Cash
    Advantage Fund
    (cost $21,485,419)   21,485,419 c   **21,485,419**

Total Investments (cost $806,258,856)	**102.7%**	**990,446,340**
Liabilities, Less Cash and Receivables	**(2.7%)**	**(26,129,061)**
Net Assets	**100.0%**	**964,317,279**

ADR - American Depository Receipts

a   Non-income producing security.

b   All or a portion of these securities are on loan. At January 31, 2006, the total market value of the fund's securities on loan
       is $21,111,264 and the total market value of the collateral held by the fund is $21,485,419.

c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and
semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Dreyfus Institutional Government Money Market Fund

January 31, 2007 (Unaudited)

U.S. Government Agencies--62.8%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Federal Farm Credit Bank			
4/11/08	5.24	25,000,000 a	24,991,336
Federal Home Loan Bank System:			
4/9/07	5.19	110,000	109,475
4/12/07	5.19	250,000	248,743
4/19/07	5.20	150,000	149,292
4/26/07	5.19	200,000	198,976
4/30/07	5.22	500,000	497,297
Federal Home Loan Mortgage Corp.:			
3/15/07	5.15	3,328,000	3,326,508
4/13/07	5.24	23,966,000	23,725,887
4/25/07	5.25	500,000	497,414
Federal National Mortgage Association			
2/28/07	5.25	30,000,000	29,884,800
Total U.S. Government Agencies			
(cost $83,629,728)			**83,629,728**

Repurchase Agreements--37.6%			
Barclays Financial LLC			
dated 1/31/07, due 2/1/07 in the amount of			
$16,102,236 (fully collateralized by $16,982,000 U.S.			
Treasury Notes, 3.625%, due 1/15/10, value			
$16,422,141)	5.00	16,100,000	16,100,000
Citigroup Global Markets Holdings Inc.			
dated 1/31/07, due 2/1/07 in the amount of			
$17,002,432 (fully collateralized by $18,253,000			
Federal Home Loan Mortgage Corp., Notes, 7%, due			
12/21/16, value $17,340,350)	5.15	17,000,000	17,000,000
Credit Suisse (USA) Inc.			
dated 1/31/07, due 2/1/07 in the amount of			
$17,002,460 (fully collateralized by $17,495,000			
Treasury Inflation Protected Securities, 1.875%, due			
7/15/15, value $17,343,088)	5.21	17,000,000	17,000,000
Total Repurchase Agreements			
(cost $50,100,000)			**50,100,000**
Total Investments (cost $133,729,728)		**100.4%**	**133,729,728**
Liabilities, Less Cash and Receivables		**(.4%)**	**(537,814)**
Net Assets		**100.0%**	**133,191,914**

a   Variable rate security--interest rate subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Dreyfus Institutional Prime Money Market Fund

January 31, 2007 (Unaudited)

Negotiable Bank Certificates of Deposit--2.7%	Principal Amount ($)	Value ($)
Wilmington Trust Co., DE		
5.31%, 4/5/07		
(cost $10,000,328)	10,000,000	**10,000,328**
Commercial Paper--64.5%		
Amstel Funding Corp.		
5.32%, 6/13/07	15,000,000 a	14,715,100
Aquinas Funding LLC		
5.30%, 2/28/07	10,000,000 a	9,960,775
Atlantis One Funding Corp.		
5.32%, 2/5/07 - 4/5/07	17,000,000 a	16,930,500
Bank of America Corp.		
5.32%, 3/1/07	15,000,000	14,938,960
Bear Stearns Cos. Inc.		
5.38%, 3/20/07	10,000,000	9,931,589
BNP Paribas Finance Inc.		
5.31%, 3/5/07	15,000,000	14,930,200
CBA (Delaware) Finance Inc.		
5.31%, 2/22/07	5,000,000	4,984,702
CC (USA) Inc.		
5.32%, 2/28/07	15,000,000 a	14,940,937
Citigroup Funding Inc.		
5.34%, 5/4/07	15,000,000	14,798,367
Cullinan Finance Ltd.		
5.31%, 4/25/07	8,000,000 a	7,904,550
Dexia Delaware LLC		
5.30%, 2/28/07	5,000,000	4,980,388
FCAR Owner Trust, Ser. I		
5.36%, 4/25/07	5,000,000	4,939,825
Govco Inc.		
5.32%, 5/15/07	10,000,000 a	9,851,794
Harrier Finance Funding Ltd.		
5.32%, 2/26/07	15,000,000 a	14,945,313
Liquid Funding Ltd.		
5.33%, 2/20/07	15,000,000 a	14,958,358
Nordea North America Inc.		
5.30%, 3/2/07	10,000,000	9,957,869
Sigma Finance Inc.		
5.31%, 3/2/07	10,000,000 a	9,957,789
Skandinaviska Enskilda Banken AB		
5.32%, 5/10/07	10,000,000	9,858,853
Solitaire Funding Ltd.		
5.33%, 3/16/07	15,000,000 a	14,906,206
Thames Asset Global Securitization No. 1 Inc.		
5.30%, 3/5/07	21,026,000 a	20,928,252
Total Commercial Paper		
(cost $239,320,327)		**239,320,327**

Corporate Notes--5.4%

Links Finance LLC		
5.33%, 10/30/07	10,000,000 a,b	9,999,258
Morgan Stanley		
5.49%, 4/18/07	10,000,000 b	10,014,404
Total Corporate Notes		
(cost $20,013,662)		**20,013,662**

Time Deposits--4.0%

Branch Banking & Trust Co. (Grand Cayman)		
5.25%, 2/1/07		
(cost $15,000,000)	15,000,000	**15,000,000**

Repurchase Agreements--23.7%

Barclays Financial LLC		
5.25%, dated 1/31/07, due 2/1/07 in the amount of $35,005,104 (fully collateralized by $35,181,000 U.S. Treasury Notes, 4.625%, due 2/29/08, value $35,700,893)	35,000,000	35,000,000
Citigroup Global Markets Holdings Inc.		
5.23%, dated 1/31/07, due 2/1/07 in the amount of $35,005,085 (fully collateralized by $37,579,000 Federal Home Loan Mortgage Corp., Notes, 7%, due 12/21/16, value $35,700,050)	35,000,000	35,000,000
Goldman, Sachs & Co.		
5.10%, dated 1/31/07, due 2/1/07 in the amount of $18,002,550 (fully collateralized by $13,945,000 Federal Home Loan Bank System, Bonds, 5.75%, due 1/26/22, value $13,507,247 and $4,734,000 Federal Home Loan Mortgage Corp., Notes, 5.50%, due 7/18/16, value $4,852,876)	18,000,000	18,000,000
Total Repurchase Agreements		
(cost $88,000,000)		**88,000,000**
Total Investments (cost $372,334,317)	**100.3%**	**372,334,317**
Liabilities, Less Cash and Receivables	**(.3%)**	**(1,024,068)**
Net Assets	**100.0%**	**371,310,249**

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At January 31, 2007, these securities amounted to $159,998,833 or 43.1% of net assets.

b   Variable rate security--interest rate subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Dreyfus Institutional U.S. Treasury Money Market Fund

January 31, 2007 (Unaudited)

U.S. Treasury Bills--36.1%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
3/15/07			
(cost $74,572,125)	5.01	75,000,000	**74,572,125**
Repurchase Agreements--64.5%			
Barclays Financial LLC			
dated 1/31/07, due 2/1/07 in the amount of			
$37,005,344 (fully collateralized by $37,191,000 U.S.			
Treasury Notes, 4.625%, due 2/29/08, value			
$37,740,596)	5.20	37,000,000	37,000,000
Citigroup Global Markets Holdings Inc.			
dated 1/31/07, due 2/1/07 in the amount of			
$37,005,293 (fully collateralized by $39,027,000 U.S.			
Treasury Notes, 3.625%, due 1/15/10, value			
$37,740,366)	5.15	37,000,000	37,000,000
Credit Suisse (USA) Inc.			
dated 1/31/07, due 2/1/07 in the amount of			
$37,005,355 (fully collateralized by $38,075,000			
Treasury Inflation Protected Securities,			
1.875%, due 7/15/15, value $37,744,389)	5.21	37,000,000	37,000,000
Goldman, Sachs & Co.			
dated 1/31/07, due 2/1/07 in the amount of			
$22,502,969 (fully collateralized by $19,408,000 U.S.			
Treasury Bonds, 6%-8.125%, due 8/15/21-2/15/26, value			
$22,950,065)	4.75	22,500,000	22,500,000
Total Repurchase Agreements			
(cost $133,500,000)			**133,500,000**
Total Investments (cost $208,072,125)		**100.6%**	**208,072,125**
Liabilities, Less Cash and Receivables		**(.6%)**	**(1,193,829)**
Net Assets		**100.0%**	**206,878,296**

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Dreyfus Money Market Reserves

January 31, 2007 (Unaudited)

Negotiable Bank Certificates of Deposit--3.2%	Principal Amount ($)	Value ($)
Wilmington Trust Co., DE		
5.32%, 2/5/07		
(cost $15,000,000)	15,000,000	**15,000,000**
Commercial Paper--76.6%		
Amstel Funding Corp.		
5.32%, 6/13/07	15,000,000 a	14,715,100
Amsterdam Funding Corp.		
5.32%, 4/10/07	15,000,000 a	14,851,533
Atlantis One Funding Corp.		
5.32%, 2/5/07 - 4/5/07	22,000,000 a	21,927,600
Bank of America Corp.		
5.31% - 5.32%, 3/1/07 - 4/2/07	20,000,000	19,895,877
Barclays U.S. Funding Corp.		
5.25%, 6/8/07	10,000,000	9,819,731
Bear Stearns Cos. Inc.		
5.38%, 3/20/07	15,000,000	14,897,383
BNP Paribas Finance Inc.		
5.31%, 3/5/07	20,000,000	19,906,933
Bryant Park Funding LLC		
5.32%, 2/27/07	12,000,000 a	11,954,500
Cancara Asset Securitisation Ltd.		
5.32%, 2/27/07	15,000,000 a	14,943,125
CBA (Delaware) Finance Inc.		
5.31%, 2/22/07	18,000,000	17,944,928
CC (USA) Inc.		
5.32%, 2/13/07	15,000,000 a	14,973,725
Crown Point Capital Co. LLC		
5.33%, 5/17/07	20,000,000 a	19,697,250
Cullinan Finance Ltd.		
5.32%, 4/25/07	15,000,000 a	14,820,513
Dexia Delaware LLC		
5.30%, 4/5/07	10,000,000	9,908,475
K2 (USA) LLC		
5.31%, 5/4/07	15,000,000 a	14,799,517
Lexington Parker Capital Co. LLC		
5.34%, 4/4/07	15,750,000 a	15,608,408
Liquid Funding Ltd.		
5.33%, 2/20/07	20,000,000 a	19,944,478
Santander Central Hispano Finance (Delaware) Inc.		
5.34%, 4/27/07	20,000,000	19,754,444
Sigma Finance Inc.		
5.31% - 5.32%, 3/2/07 - 5/1/07	20,000,000 a	19,786,803
Societe Generale N.A. Inc.		
5.30%, 6/15/07	15,000,000	14,711,900
Solitaire Funding Ltd.		
5.33%, 3/16/07	15,000,000 a	14,906,206

Svenska Handelsbanken Inc.		
5.31%, 4/19/07	15,000,000	14,831,883
Thames Asset Global Securitization No. 1 Inc.		
5.30%, 3/5/07	10,000,000 a	9,953,511
Total Commercial Paper		
(cost $364,553,823)		**364,553,823**

Corporate Notes--6.3%

Links Finance LLC		
5.33%, 10/30/07	15,000,000 a,b	14,998,886
Morgan Stanley		
5.49%, 4/18/07	15,000,000 b	15,021,606
Total Corporate Notes		
(cost $30,020,492)		**30,020,492**

Time Deposits--3.8%

State Street Bank and Trust Co., Boston, MA (Grand Cayman)		
5.25%, 2/1/07		
(cost $18,000,000)	18,000,000	**18,000,000**

Repurchase Agreements--10.5%

Citigroup Global Markets Holdings Inc.		
5.23%, dated 1/31/07, due 2/1/07 in the amount of		
$25,003,632 (fully collateralized by $26,843,000		
Federal Home Loan Mortgage Corp., Notes, 7%, due		
12/21/16, value $25,500,850)	25,000,000	25,000,000
Greenwich Capital Markets		
5.27%, dated 1/31/07, due 2/1/07 in the amount of		
$25,003,660 (fully collateralized by $24,520,000		
Federal Home Loan Bank System, Bonds, 5.375%, due		
5/18/16, value $25,160,452 and $340,000 Tennessee		
Valley Authority, Bonds, 5.375%, due 11/13/08, value		
$340,509)	25,000,000	25,000,000
Total Repurchase Agreements		
(cost $50,000,000)		**50,000,000**
Total Investments (cost $477,574,315)	**100.4%**	**477,574,315**
Liabilities, Less Cash and Receivables	**(.4%)**	**(1,705,047)**
Net Assets	**100.0%**	**475,869,268**

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At January 31, 2007, these securities amounted to $237,881,155 or 50.0% of net assets.

b   Variable rate security--interest rate subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Dreyfus Municipal Reserves

January 31, 2007 (Unaudited)

Short-Term Investments--99.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alaska--1.6%				
Alaska Industrial Development Authority, IDR (Providence Medical Office Building Associates Project) (LOC; KBC Bank)	3.60	2/7/07	1,645,000 a	1,645,000
California--4.9%				
FHLMC Multifamily Certificates, Revenue (Liquidity Facility; FHLMC and LOC; FHLMC)	3.66	2/7/07	4,996,126 a	4,996,126
Colorado--2.8%				
Central Platte Valley Metropolitan District, GO (Liquidity Facility; BNP Paribas)	3.70	12/1/07	500,000	500,000
Central Platte Valley Metropolitan District, GO (LOC; U.S. Bank NA)	3.70	12/1/07	1,000,000	1,000,000
Pinery West Metropolitan District Number 2, GO Notes (LOC; U.S. Bank NA)	3.70	11/1/07	1,310,000	1,310,000
Florida--4.9%				
Eclipse Funding Trust, COP (Miami-Dade County School Board Foundation) (Insured; AMBAC and Liquidity Facility; U.S. Bank NA)	3.64	2/7/07	3,000,000 a	3,000,000
West Orange Healthcare District, Revenue (LOC; SunTrust Bank)	3.58	2/7/07	2,000,000 a	2,000,000
Georgia--3.0%				
Burke County Development Authority, PCR, CP (Vogtle Project) (Insured; AMBAC and Liquidity Facility; Rabobank Nederland)	3.56	3/2/07	3,000,000	3,000,000
Idaho--2.0%				
Idaho, GO Notes, TAN	4.50	6/29/07	2,000,000	2,006,258
Illinois--24.5%				
Cook County, GO (Putters Program) (Insured; AMBAC)	3.66	2/7/07	2,995,000 a	2,995,000

Illinois Finance Authority, Revenue (IIT Research Institute) (LOC; Fifth Third Bank)	3.63	2/7/07	4,000,000 a	4,000,000
Illinois Finance Authority, Revenue (Northwestern University) (Liquidity Facility; Morgan Stanley Bank)	3.65	2/7/07	4,445,000 a	4,445,000
Illinois Health Facilities Authority, Revenue (Memorial Medical Center) (LOC; KBC Bank)	3.63	2/7/07	2,400,000 a	2,400,000
Illinois Health Facilities Authority, Revenue (Rush Presbyterian Saint Luke's Medical Center) (LOC; Northern Trust Co.)	3.52	2/7/07	3,800,000 a	3,800,000
Illinois Student Assistance Commission, Student Loan Revenue (LOC; Bank One)	3.56	2/7/07	1,400,000 a	1,400,000
Jackson-Union Counties Regional Port District, Port Facilities Revenue, Refunding (Enron Transportation Services) (LOC; Wachovia Bank)	3.50	2/7/07	2,400,000 a	2,400,000
Regional Transportation Authority, GO, Refunding (Liquidity Facility; DEPFA Bank PLC)	3.50	2/7/07	3,530,000 a	3,530,000
Indiana--9.6%				
Seymour, EDR (Pedcor Investments Project) (LOC; FHLB)	3.69	2/7/07	3,784,000 a	3,784,000
Vincennes University Board of Trustees, Student Fee Revenue (LOC; JPMorgan Chase Bank)	3.52	2/7/07	2,300,000 a	2,300,000
Wabash, EDR (Wabash Alloys Project) (LOC; Bank of America)	3.60	2/7/07	3,750,000 a	3,750,000
Louisiana--6.9%				
Louisiana Public Facilities Authority, Revenue (GCGK Investments LLC Project) (LOC; Amsouth Capital)	3.65	2/7/07	5,000,000 a	5,000,000
Plaquemines Port Harbor and Terminal District, Port Facilities Revenue (International Marine Terminals Project) (LOC; KBC Bank)	3.50	3/15/07	2,000,000	2,000,000
Michigan--1.6%				
Detroit, Sewage Disposal System Second				

Lien Revenue, CP (Insured;				
FGIC and Liquidity Facility;				
DEPFA Bank PLC)	3.78	7/12/07	1,600,000	1,600,000

Minnesota--1.9%
Minnesota Higher Education

Facilities Authority, Revenue				
(Saint Olaf College) (LOC;				
Bank of Montreal)	3.73	2/1/07	1,900,000 a	1,900,000

Mississippi--1.9%
Mississippi Development Bank,

CP (LOC; BNP Paribas)	3.80	3/19/07	1,900,000	1,900,000

Nebraska--1.5%
Nebraska Educational Finance

Authority, Revenue (Creighton				
University Project) (Insured;				
FGIC and Liquidity Facility;				
JPMorgan Chase Bank)	3.68	2/1/07	1,500,000 a	1,500,000

New Mexico--2.7%
Santa Fe,

Gross Receipts Tax (Subordinate Lien)				
/Wastewater System Revenue				
(LOC; BNP Paribas)	3.55	2/7/07	2,700,000 a	2,700,000

New York--1.5%
New York City,

GO Notes (LOC; Westdeutsche				
Landesbank)	3.70	2/1/07	1,500,000 a	1,500,000

North Carolina--2.9%
North Carolina Capital Facilities

Finance Agency, Revenue (Duke				
University Project) (Liquidity				
Facility; Morgan Stanley Bank)	3.65	2/7/07	2,990,000 a	2,990,000

Ohio--4.7%
Summit County Port Authority,

Port Facilities Revenue (Summa				
Wellness Institute-Hudson				
Project) (LOC; Fifth Third				
Bank)	3.50	2/7/07	4,810,000 a	4,810,000

Oklahoma--.5%
Tulsa County Industrial Authority,

First Mortgage Revenue				
(Montereau in Warren Woods				
Project) (LOC; BNP Paribas)	3.72	2/1/07	500,000 a	500,000

Pennsylvania--.8%
Luzerne County Convention Center

Authority, Hotel Room Rent Tax Revenue (LOC; Wachovia Bank)	3.63	2/7/07	800,000 a	800,000

South Carolina--1.5%
Scago Educational Facilities Corporation for Pickens School District, Installment Purchase Revenue (School District of Pickens County Project) (Insured; FSA and Liquidity Facility; Morgan Stanley Bank)	3.66	2/7/07	1,500,000 a	1,500,000

Texas--9.1%
RBC Municipal Products Incorporated Trust (Waco Health Facilities Development Corporation - Hillcrest Health System Project) (Insured; MBIA and Liquidity Facility; Royal Bank of Canada)	3.65	2/7/07	3,415,000 a	3,415,000
Southwest Higher Education Authority, Inc., Higher Education Revenue, Refunding (Southern Methodist University Project) (LOC; Landesbank Hessen-Thuringen Girozentrale)	3.70	2/1/07	2,660,000 a	2,660,000
Texas, TRAN	4.50	8/31/07	3,200,000	3,216,963

Washington--5.7%
Washington Housing Finance Commission, MFMR (Wandering Creek Project) (Insured; FHLMC and Liquidity Facility; FHLMC)	3.59	2/7/07	4,000,000 a	4,000,000
Washington Housing Finance Commission, Nonprofit Revenue, Refunding (Wesley Homes Project) (LOC; Bank Of America)	3.68	2/1/07	1,800,000 a	1,800,000

Wisconsin--2.5%
Wisconsin Health and Education Facilities Authority, Revenue (Wheaton Franciscan Services Inc. System) (LOC; Citibank NA)	3.62	2/7/07	2,500,000 a	2,500,000

Total Investments (cost $100,553,347)	**99.0%**		**100,553,347**
Cash and Receivables (Net)	**1.0%**		**976,956**
Net Assets	**100.0%**		**101,530,303**

a   Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

STATEMENT OF INVESTMENTS

Dreyfus U.S. Treasury Reserves

January 31, 2007 (Unaudited)

U.S. Treasury Bills--34.9%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
3/15/07			
(cost $40,728,828)	5.02	40,963,000	**40,728,828**
Repurchase Agreements--65.5%			
Citigroup Global Markets Holdings Inc.			
dated 1/31/07, due 2/1/07 in the amount of			
$26,003,719 (fully collateralized by $43,369,475 U.S.			
Treasury Strips, due 2/15/17, value $26,520,000)	5.15	26,000,000	26,000,000
Goldman, Sachs & Co.			
dated 1/31/07, due 2/1/07 in the amount of			
$23,503,101 (fully collateralized by $21,046,000 U.S.			
Treasury Bonds, 6%, due 2/15/26, value $23,970,644)	4.75	23,500,000	23,500,000
Greenwich Capital Markets			
dated 1/31/07, due 2/1/07 in the amount of			
$27,003,900 (fully collateralized by $27,590,000 U.S.			
Treasury Notes, 4.875%, due 1/31/09, value			
$27,542,547)	5.20	27,000,000	27,000,000
Total Repurchase Agreements			
(cost $76,500,000)			**76,500,000**
Total Investments (cost $117,228,828)		**100.4%**	**117,228,828**
Liabilities, Less Cash and Receivables		**(.4%)**	**(445,814)**
Net Assets		**100.0%**	**116,783,014**

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Premier Balanced Fund
January 31, 2007 (Unaudited)

Common Stocks--63.5%	Shares	Value ($)
Consumer Discretionary--7.1%		
AutoZone	3,043 a	382,292
Bed Bath & Beyond	14,968 a	631,500
Best Buy	26,284	1,324,714
Comcast, Cl. A (Special)	14,342 a	623,303
eBay	13,731 a	444,747
Federated Department Stores	36,032	1,494,968
Gap	22,097	423,600
Home Depot	16,127	657,014
Marriott International, Cl. A	7,048	339,291
Royal Caribbean Cruises	13,884	623,808
Tiffany & Co.	23,409	919,037
Walt Disney	24,847	873,869
Williams-Sonoma	8,375	293,125
		9,031,268
Consumer Staples--9.3%		
Altria Group	15,760	1,377,266
Avon Products	41,761	1,436,161
Cadbury Schweppes, ADR	10,098	457,843
Clorox	9,782	639,938
Colgate-Palmolive	23,650	1,615,295
Dean Foods	14,361 a	635,474
PepsiCo	17,931	1,169,818
Procter & Gamble	23,997	1,556,685
Safeway	18,552	668,429
Unilever (NY Shares)	15,567	415,483
Wal-Mart Stores	39,565	1,886,855
		11,859,247
Energy--2.6%		
Chevron	8,889	647,830
Exxon Mobil	26,980	1,999,218
Schlumberger	10,469	664,677
		3,311,725
Exchange Traded Funds--2.9%		
iShares Russell 1000 Growth Index		
Fund	22,259	1,260,082
NASDAQ-100 Trust Series 1	28,432 b	1,252,998
Standard & Poor's Depository		
Receipts (Tr. Ser. 1)	8,702 b	1,251,348
		3,764,428
Financial--5.7%		
Allstate	4,435	266,810
American International Group	8,727	597,363
Charles Schwab	51,300	970,596
Chicago Mercantile Exchange		
Holdings, Cl. A	1,522	857,343
Citigroup	10,834	597,278
Goldman Sachs Group	5,605	1,189,157
JPMorgan Chase & Co.	24,676	1,256,749
Morgan Stanley	11,046	914,498
State Street	8,539	606,696
		7,256,490
Health Care--10.3%		
Allergan	11,006	1,284,510
Amgen	13,201 a	928,954

Amylin Pharmaceuticals	10,406	a	403,545
Bristol-Myers Squibb	15,511		446,562
Covance	6,835	a	421,378
Eli Lilly & Co.	8,034		434,800
Genentech	7,406	a	647,062
Genzyme	5,977	a	392,868
Johnson & Johnson	23,713		1,584,028
MedImmune	25,832	a	895,337
Medtronic	8,328		445,132
Pfizer	22,554		591,817
Quest Diagnostics	8,199		430,284
Schering-Plough	47,003		1,175,075
Thermo Fisher Scientific	19,751	a	945,085
Wyeth	17,323		855,929
Zimmer Holdings	16,141	a	1,359,395
			13,241,761
Industrial--4.1%			
AMR	16,479	a	610,547
Empresa Brasileira de Aeronautica, ADR	11,356		460,486
General Electric	69,262		2,496,895
Masco	21,713		694,599
US Airways Group	6,404	a	358,496
Waste Management	18,209	a	691,578
			5,312,601
Information Technology--21.0%			
Accenture, Cl. A	19,722		744,506
Adobe Systems	42,953	a	1,669,583
Apple Computer	20,039	a	1,717,943
ASML Holding (NY Shares)	15,164	a	386,985
Autodesk	19,218	a	840,211
Automatic Data Processing	13,234		631,527
Broadcom, Cl. A	13,213	a	421,759
Cisco Systems	91,887	a	2,443,275
Cognos	12,722	a	548,700
Corning	39,396	a	821,013
Diebold	22,968		1,064,567
Electronic Arts	28,111	a	1,405,550
EMC/Massachusetts	46,484	a	650,311
Google, Cl. A	3,729	a	1,869,348
Hewlett-Packard	41,325		1,788,546
KLA-Tencor	8,575		422,147
Marvell Technology Group	35,917	a	656,922
Maxim Integrated Products	17,675		544,390
Microsoft	114,313		3,527,699
Nokia, ADR	42,977		949,792
SanDisk	9,551	a	383,950
Seagate Technology	28,703		777,564
Sun Microsystems	75,516	a	501,426
Texas Instruments	34,615		1,079,642
Western Union	19,346		432,190
Yahoo!	24,240	a	686,234
			26,965,780
Materials--.5%			
E.I. du Pont de Nemours & Co.	13,234		**655,877**
Telecommunication Services--.0%			
AT & T	3		**113**
Total Common Stocks (cost $71,695,168)			**81,399,290**

Bonds and Notes--34.2%	**Coupon Rate (%)**	**Maturity Date**	**Principal Amount ($)**	**Value ($)**

P:\Edgar Filings\Pending\DLF-Inc\N-Q-3-22-07\DPBF 100-408-95 1-31-2007.xls

Aerospace & Defense--.2%

L-3 Communications,				
Sr. Sub. Notes, Ser. B	6.38	10/15/15	30,000	29,213
L-3 Communications,				
Gtd. Notes	7.63	6/15/12	120,000	124,350
Northrop Grumman,				
Gtd. Notes	7.13	2/15/11	75,000	79,650
Raytheon,				
Sr. Notes	5.50	11/15/12	65,000	65,092
				298,305

Agricultural--.3%

Philip Morris,				
Debs.	7.75	1/15/27	270,000	**326,167**

Asset-Backed Ctfs./Auto Receivables--1.1%

Ford Credit Auto Owner Trust,				
Ser. 2005-B, Cl. B	4.64	4/15/10	195,000	193,095
Ford Credit Auto Owner Trust,				
Ser. 2006-C, Cl. C	5.47	9/15/12	100,000	99,240
WFS Financial Owner Trust,				
Ser. 2003-3, Cl. A4	3.25	5/20/11	1,048,818	1,040,148
WFS Financial Owner Trust,				
Ser. 2005-2, Cl. B	4.57	11/19/12	105,000	103,707
				1,436,190

Asset-Backed Ctfs./Credit Cards--.3%

BA Credit Card Trust,				
Ser. 2007-C1, Cl. C1	5.63	6/15/14	420,000 c	**420,000**

Asset-Backed Ctfs./Home Equity Loans--.5%

Ameriquest Mortgage Securities,				
Ser. 2003-11, Cl. AF6	5.14	1/25/34	175,000 c	172,760
Citicorp Residential Mortgage				
Securities, Ser. 2006-2, Cl. A2	5.56	9/25/36	225,000 c	224,522
Credit Suisse Mortgage Capital				
Certificates, Ser. 2007-1,				
Cl. 1A6A	5.86	2/25/37	140,000 c	140,000
Morgan Stanley Mortgage Loan				
Trust, Ser. 2006-15XS, Cl. A6B	5.83	11/25/36	70,000 c	69,670
Soundview Home Equity Loan Trust,				
Ser. 2005-B, Cl. M3	5.83	5/25/35	75,000 c	73,933
				680,885

Asset-Backed Ctfs./Manufactured Housing--.1%

Green Tree Financial,				
Ser. 1994-7, Cl. M1	9.25	3/15/20	111,433	**115,021**

Automobile Manufacturers--.1%

DaimlerChrysler N.A. Holding,				
Notes	4.88	6/15/10	50,000	48,777
DaimlerChrysler N.A. Holding,				
Gtd. Notes	8.50	1/18/31	60,000	71,289
				120,066

Automotive, Trucks & Parts--.0%

Johnson Controls,				
Sr. Notes	5.25	1/15/11	30,000	**29,741**

Banks--1.5%

Chevy Chase Bank,				
Sub. Notes	6.88	12/1/13	105,000	105,788
Chuo Mitsui Trust & Banking,				
Sub. Notes	5.51	12/29/49	200,000 c,d	191,198
Colonial Bank N.A./Montgomery, AL,				
Sub. Notes	8.00	3/15/09	40,000	41,480
Glitnir Banki,				
Sub. Notes	6.69	6/15/16	115,000 c,d	118,928
Landsbanki Islands,				

Notes	6.10	8/25/11	120,000 d	121,931
Northern Rock,				
Sub. Notes	5.60	4/30/49	190,000 c,d	182,908
Resona Bank,				
Notes	5.85	9/29/49	130,000 c,d	126,589
Sovereign Bancorp,				
Sr. Notes	4.80	9/1/10	140,000 d	136,665
Sumitomo Mitsui Banking,				
Notes	5.63	7/29/49	100,000 c,d	97,494
SunTrust Preferred Capital I,				
Bank Gtd. Notes	5.85	12/31/49	105,000 b,c	106,055
USB Capital IX,				
Gtd. Notes	6.19	4/15/49	110,000 c	112,382
Washington Mutual,				
Sub. Notes	4.63	4/1/14	355,000	332,508
Wells Fargo & Co.,				
Sub. Notes	6.38	8/1/11	95,000	99,149
Zions Bancorporation,				
Sub. Notes	6.00	9/15/15	140,000	141,687
				1,914,762
Building & Construction--.0%				
Owens Corning,				
Sr. Unscd. Notes	6.50	12/1/16	30,000 d	**30,505**
Chemicals--.2%				
Equistar Chemicals/Funding,				
Gtd. Notes	10.13	9/1/08	45,000	47,925
Lubrizol,				
Sr. Notes	4.63	10/1/09	145,000	141,866
Lubrizol,				
Sr. Notes	5.50	10/1/14	40,000 b	38,843
				228,634
Commercial & Professional Services--.1%				
ERAC USA Finance,				
Bonds	5.60	5/1/15	90,000 d	88,990
ERAC USA Finance,				
Notes	7.95	12/15/09	50,000 d	53,096
				142,086
Commercial Mortgage Pass-Through Ctfs.--1.8%				
Banc of America Commercial				
Mortgage, Ser. 2005-2, Cl. A2	4.25	7/10/43	250,000	247,028
Bear Stearns Commercial Mortgage				
Securities, Ser. 2006-PW13,				
Cl. A3	5.52	9/11/41	50,000	50,090
Bear Stearns Commercial Mortgage				
Securities, Ser. 2006-T24,				
Cl. AAB	5.53	10/12/41	100,000	100,148
Bear Stearns Commercial Mortgage				
Securities, Ser. 2006-PW12,				
Cl. AAB	5.69	9/11/38	100,000 c	101,504
Calwest Industrial Trust,				
Ser. 2002-CALW, Cl. A	6.13	2/15/17	275,000 d	283,757
Crown Castle Towers,				
Ser. 2005-1A, Cl. D	5.61	6/15/35	70,000 d	69,355
Crown Castle Towers,				
Ser. 2006-1A, Cl. D	5.77	11/15/36	85,000 d	84,361
Global Signal Trust,				
Ser. 2006-1, Cl. D	6.05	2/15/36	90,000 d	90,226
Global Signal Trust,				
Ser. 2006-1, Cl. E	6.50	2/15/36	35,000 d	35,244
J.P. Morgan Chase Commercial				
Mortgage Securities,				

Ser. 2005-LDP5, Cl. A2	5.20	12/15/44	200,000	198,482
J.P. Morgan Chase Commercial Mortgage Securities,				
Ser. 2006-LDP7, Cl. ASB	5.88	4/15/45	95,000 c	97,421
Merrill Lynch Mortgage Trust,				
Ser. 2005-CIP1, Cl. A2	4.96	7/12/38	145,000	143,050
Merrill Lynch Mortgage Trust,				
Ser. 2005-CKI1, Cl. A2	5.22	11/12/37	45,000 c	44,839
Morgan Stanley Capital I,				
Ser. 2006-T21, Cl. A2	5.09	10/12/52	150,000	148,471
Morgan Stanley Capital I,				
Ser. 2006-HQ9, Cl. A3	5.71	7/12/44	215,000	217,695
SBA CMBS Trust,				
Ser. 2006-1A, Cl. D	5.85	11/15/36	30,000 d	29,874
Washington Mutual Asset Securities, Ser. 2003-C1A,				
Cl. A	3.83	1/25/35	413,539 d	398,314
				2,339,859
Diversified Financial Services--3.6%				
American Express,				
Sub. Debs.	6.80	9/1/66	45,000 c	48,066
Ameriprise Financial,				
Jr. Sub. Notes	7.52	6/1/66	100,000 c	109,369
Amvescap,				
Gtd. Notes	5.38	2/27/13	180,000	177,375
Bear Stearns Cos.,				
Sr. Unscd. Notes	5.50	8/15/11	110,000	110,744
Boeing Capital,				
Sr. Notes	7.38	9/27/10	160,000	170,837
BTM (Curacao) Holdings,				
Bank Gtd. Notes	4.76	7/21/15	225,000 c,d	219,611
CIT Group Funding of Canada,				
Gtd. Notes	5.60	11/2/11	75,000	75,422
CIT Group,				
Sr. Notes	4.75	8/15/08	135,000	133,759
Countrywide Home Loans,				
Gtd. Notes, Ser. L	4.00	3/22/11	80,000 b	75,914
Credit Suisse USA,				
Sr. Unsub. Notes	5.50	8/16/11	170,000	171,367
Fuji JGB Investment,				
Sub. Bonds	9.87	12/29/49	115,000 c,d	121,359
Glencore Funding,				
Gtd. Notes	6.00	4/15/14	65,000 d	63,035
Goldman Sachs Group,				
Notes	4.50	6/15/10	140,000	136,820
HSBC Finance Capital Trust IX,				
Gtd. Notes	5.91	11/30/35	410,000 b,c	411,972
HSBC Finance,				
Notes	5.50	1/19/16	115,000 b	114,844
International Lease Finance,				
Notes	4.75	1/13/12	205,000	198,817
Jefferies Group,				
Sr. Notes	5.50	3/15/16	210,000	203,323
John Deere Capital,				
Sr. Notes, Ser. D	4.40	7/15/09	90,000	87,992
JPMorgan Chase & Co.,				
Sub. Notes	5.13	9/15/14	260,000 b	254,027
Kaupthing Bank,				
Sub. Notes	7.13	5/19/16	100,000 d	105,801
Lehman Brothers Holdings,				
Notes	5.50	4/4/16	50,000 b	49,705

MBNA,				
Notes	6.13	3/1/13	220,000	227,618
Morgan Stanley,				
Sub. Notes	4.75	4/1/14	155,000	147,231
MUFG Capital Finance 1,				
Gtd. Notes	6.35	3/15/49	175,000 c	176,205
Nuveen Investments,				
Sr. Notes	5.00	9/15/10	80,000	78,497
Residential Capital,				
Gtd. Notes	6.13	11/21/08	45,000	45,168
Residential Capital,				
Sr. Unscd. Notes	6.38	6/30/10	130,000	131,185
Residential Capital,				
Gtd. Notes	7.19	4/17/09	135,000 c,d	135,548
SLM,				
Notes	5.52	7/26/10	440,000 c	440,559
SMFG Preferred Capital,				
Bonds	6.08	12/31/49	100,000 c,d	99,433
				4,521,603
Diversified Metals & Mining--.0%				
Reliance Steel & Aluminum,				
Gtd. Notes	6.20	11/15/16	60,000 d	**59,885**
Electric Utilities--1.2%				
American Electric Power,				
Sr. Notes	5.25	6/1/15	175,000	170,626
Consolidated Edison of NY,				
Sr. Unscd. Debs., Ser. D	5.30	12/1/16	95,000	93,290
Consumers Energy,				
First Mortgage Bonds	5.00	2/15/12	235,000	229,463
Dominion Resources/VA,				
Sr. Unscd. Notes, Ser. E	7.20	9/15/14	185,000	202,122
DTE Energy,				
Sr. Unsub. Notes	6.35	6/1/16	60,000	62,305
FirstEnergy,				
Notes, Ser. B	6.45	11/15/11	85,000	88,550
FPL Group Capital,				
Gtd. Debs.	5.63	9/1/11	220,000	222,034
Gulf Power,				
Sr. Unsub. Notes, Ser. M	5.30	12/1/16	115,000	113,272
Mirant North America,				
Gtd. Notes	7.38	12/31/13	58,000	59,450
National Grid,				
Sr. Unscd. Notes	6.30	8/1/16	140,000	145,063
NiSource Finance,				
Gtd. Notes	5.25	9/15/17	100,000	93,639
Southern,				
Sr. Notes, Ser. A	5.30	1/15/12	70,000	69,808
				1,549,622
Environmental Control--.3%				
Republic Services,				
Sr. Notes	6.75	8/15/11	85,000	88,705
USA Waste Services,				
Sr. Notes	7.00	7/15/28	175,000	185,351
Waste Management,				
Gtd. Notes	6.88	5/15/09	75,000	77,168
				351,224
Finance--.1%				
Lehman Brothers Holdings,				
Notes	5.48	8/21/09	140,000 c	**140,175**
Food & Beverages--.2%				
H.J. Heinz,				

Notes		6.43	12/1/20	60,000 d	60,942
Safeway,					
Sr. Unscd. Notes		5.63	8/15/14	90,000	88,332
Stater Brothers Holdings,					
Sr. Notes		8.13	6/15/12	65,000	66,300
Tyson Foods,					
Sr. Unscd. Notes		6.85	4/1/16	50,000 c	51,011
					266,585

Foreign/Governmental--1.0%

Banco Nacional de Desenvolvimento					
Economico e Social, Ser. REGS,					
Unsub. Notes		5.17	6/16/08	190,000 c	188,100
Export-Import Bank of Korea,					
Sr. Notes		4.50	8/12/09	175,000	171,861
Federal Republic of Brazil,					
Bonds	BRL	12.50	1/5/16	500,000 b,e	269,140
Republic of Argentina,					
Bonds		5.59	8/3/12	180,000 c	129,330
Republic of South Africa,					
Notes		9.13	5/19/09	230,000	247,825
Russian Federation,					
Unsub. Bonds		8.25	3/31/10	167,225 d	174,482
United Mexican States,					
Notes, Ser. A		6.75	9/27/34	108,000	114,750
					1,295,488

Health Care--.5%

American Home Products,					
Notes		6.95	3/15/11	95,000	100,554
Coventry Health Care,					
Sr. Notes		5.88	1/15/12	145,000	144,478
Medco Health Solutions,					
Sr. Notes		7.25	8/15/13	50,000	53,179
Quest Diagnostics,					
Gtd. Notes		5.13	11/1/10	55,000	54,007
Teva Pharmaceutical Finance,					
Gtd. Notes		6.15	2/1/36	85,000	82,213
UnitedHealth Group,					
Sr. Unscd. Notes		5.38	3/15/16	135,000	133,083
WellPoint,					
Unscd. Notes		5.00	1/15/11	70,000	69,100
					636,614

Lodging & Entertainment--.1%

MGM Mirage,					
Gtd. Notes		8.38	2/1/11	10,000	10,563
Mohegan Tribal Gaming Authority,					
Sr. Notes		6.13	2/15/13	110,000	109,313
					119,876

Machinery--.1%

Case New Holland					
Gtd. Notes		7.13	3/1/14	45,000	46,350
Terex,					
Gtd. Notes		7.38	1/15/14	55,000	56,375
					102,725

Media--.6%

AOL Time Warner,					
Gtd. Notes		6.75	4/15/11	145,000	151,400
British Sky Broadcasting,					
Gtd. Notes		6.88	2/23/09	320,000	328,383
Comcast,					
Gtd. Notes		5.50	3/15/11	200,000	200,475
News America Holdings,					

Debs.	7.70	10/30/25	130,000	146,168
				826,426
Oil & Gas--.3%				
Amerada Hess,				
Unscd. Notes	6.65	8/15/11	125,000	130,359
Enterprise Products Operating,				
Sr. Notes, Ser. B	5.60	10/15/14	220,000	216,810
Pemex Project Funding Master				
Trust, Gtd. Notes	5.75	12/15/15	100,000	97,625
				444,794
Packaging & Containers--.2%				
Ball,				
Gtd. Notes	6.88	12/15/12	25,000	25,563
Crown Americas/Capital,				
Gtd. Notes	7.63	11/15/13	90,000	92,700
Crown Americas/Capital,				
Sr. Notes	7.75	11/15/15	50,000	52,000
Sealed Air,				
Notes	5.63	7/15/13	115,000 d	113,477
				283,740
Paper & Forest Products--.4%				
Georgia-Pacific,				
Gtd. Notes	7.00	1/15/15	80,000 d	80,000
Georgia-Pacific,				
Sr. Notes	8.00	1/15/24	130,000	131,300
Temple-Inland,				
Bonds	6.63	1/15/18	90,000	92,922
Westvaco,				
Unscd. Debs.	7.95	2/15/31	85,000	95,669
Weyerhaeuser,				
Unscd. Debs.	7.13	7/15/23	70,000	71,338
				471,229
Property & Casualty Insurance--.7%				
Aegon Funding,				
Gtd. Notes	5.75	12/15/20	140,000	140,705
AON Capital Trust A,				
Gtd. Cap. Secs.	8.21	1/1/27	85,000	97,507
Assurant,				
Sr. Notes	6.75	2/15/34	125,000	133,699
ING Groep,				
Bonds	5.78	12/29/49	110,000 c	109,066
Lincoln National,				
Jr. Sub. Cap. Secs.	7.00	5/17/66	60,000 c	63,563
MetLife,				
Sr. Unscd. Notes	5.00	6/15/15	310,000	299,049
Phoenix Cos.,				
Sr. Unscd. Notes	6.68	2/16/08	55,000	55,357
				898,946
Real Estate Investment Trusts--1.6%				
Archstone-Smith Operating Trust,				
Sr. Unscd. Notes	5.25	5/1/15	150,000	146,542
Arden Realty,				
Notes	5.25	3/1/15	125,000	122,748
Boston Properties,				
Sr. Notes	5.00	6/1/15	135,000	129,936
Commercial Net Lease Realty,				
Sr. Unscd. Notes	6.15	12/15/15	50,000	50,412
Duke Realty,				
Sr. Notes	5.88	8/15/12	440,000	445,251
EOP Operating,				
Gtd. Notes	7.00	7/15/11	195,000	208,428

ERP Operating,				
Notes	5.13	3/15/16	80,000	77,386
ERP Operating,				
Notes	5.25	9/15/14	40,000	39,391
ERP Operating,				
Unscd. Notes	5.38	8/1/16	30,000 b	29,497
Federal Realty Investment Trust,				
Sr. Unscd. Bonds	5.65	6/1/16	75,000	74,254
Federal Realty Investment Trust,				
Notes	6.00	7/15/12	25,000	25,399
Healthcare Realty Trust,				
Sr. Notes	5.13	4/1/14	155,000	147,220
Host Hotels & Resorts,				
Gtd. Notes	6.88	11/1/14	20,000 d	20,175
Mack-Cali Realty,				
Unscd. Notes	5.05	4/15/10	70,000	68,765
Mack-Cali Realty,				
Notes	5.25	1/15/12	100,000	97,981
Mack-Cali Realty,				
Bonds	5.80	1/15/16	110,000	109,654
Regency Centers,				
Gtd. Notes	5.25	8/1/15	45,000	43,403
Simon Property Group,				
Unsub. Notes	5.00	3/1/12	175,000	171,452
Simon Property Group,				
Unscd. Notes	5.75	5/1/12	8,000	8,093
				2,015,987
Residential Mortgage Pass-Through Ctfs.--1.5%				
ChaseFlex Trust,				
Ser. 2006-2, Cl. A1A	5.45	9/25/36	72,897 c	72,847
Citigroup Mortgage Loan Trust,				
Ser. 2005-WF2, Cl. AF7	5.25	8/25/35	270,000 c	262,988
First Horizon Alternative Mortgage				
Securities, Ser. 2004-FA1,				
Cl. 1A1	6.25	10/25/34	1,045,732	1,051,842
IndyMac Index Mortgage Loan Trust,				
Ser. 2006-AR9, Cl. B2	6.07	6/25/36	24,985 c	24,631
J.P. Morgan Alternative Loan				
Trust, Ser. 2006-S4, Cl. A6	5.71	12/25/36	100,000 c	99,912
Nomura Asset Acceptance,				
Ser. 2005-AP2, Cl. A5	4.98	5/25/35	125,000 c	120,702
Nomura Asset Acceptance,				
Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	150,000 c	145,856
Washington Mutual,				
Ser. 2005-AR4, Cl. A4B	4.67	4/25/35	200,000 c	195,920
				1,974,698
Retail--.1%				
CVS,				
Sr. Unscd. Notes	5.75	8/15/11	35,000	35,395
Federated Retail Holding,				
Gtd. Notes	5.90	12/1/16	40,000	39,922
Yum! Brands,				
Sr. Notes	6.25	4/15/16	35,000	35,595
				110,912
Telecommunications--.7%				
AT & T Wireless,				
Sr. Notes	8.75	3/1/31	75,000	97,270
AT & T,				
Sr. Notes	7.30	11/15/11	100,000 c	108,189
Deutsche Telekom International				
Finance, Gtd. Bonds	8.25	6/15/30	95,000	116,412

France Telecom,					
Notes		8.50	3/1/31	85,000 c	111,480
KPN,					
Sr. Unsub. Bonds		8.38	10/1/30	25,000	28,217
Nextel Communications,					
Gtd. Notes, Ser. F		5.95	3/15/14	85,000	83,076
Nordic Telephone Holdings,					
Scd. Notes	EUR	8.25	5/1/16	50,000 d,e	71,915
Qwest,					
Notes		8.88	3/15/12	10,000 c	11,150
Sprint Capital,					
Gtd. Notes		8.75	3/15/32	20,000	23,812
Telefonica Emisiones,					
Gtd. Notes		5.98	6/20/11	90,000	91,517
Verizon Global Funding,					
Notes		7.75	6/15/32	75,000	87,399
Windstream,					
Gtd. Notes		8.13	8/1/13	85,000	91,906
Windstream,					
Gtd. Notes		8.63	8/1/16	25,000	27,405
					949,748
Textiles & Apparel--.1%					
Mohawk Industries,					
Sr. Unscd. Notes		5.75	1/15/11	105,000	**104,722**
Transportation--.2%					
Union Pacific,					
Notes		3.88	2/15/09	200,000	**194,170**
U.S. Government Agencies/Mortgage-Backed--13.8%					
Federal Home Loan Mortgage Corp					
4.50%				1,290,000 f	1,237,587
5.00%				1,150,000 f	1,124,482
5.50%				2,145,000 f	2,134,275
6.00%				1,820,000 f	1,840,475
3.50%, 9/1/10				48,093	46,201
Federal National Mortgage Association					
5.00%				4,775,000 f	4,608,722
5.50%				2,600,000 f	2,557,750
6.00%				1,000,000 f	1,003,750
4.00%, 5/1/10				272,869	264,071
5.50%, 9/1/34				148,692	146,573
Government National Mortgage Association I					
5.50%, 4/15/33 - 4/15/34				762,265	755,464
Ser. 2005-90, Cl. A, 3.76%,					
9/16/28				219,189	211,233
Ser. 2005-29, Cl. A, 4.02%,					
7/16/27				161,542	156,542
Ser. 2006-6, Cl. A, 4.05%,					
10/16/23				32,649	31,854
Ser. 2006-66, Cl. A 4.09%,					
1/16/30				224,287	217,141
Ser. 2006-3, Cl. A, 4.21%,					
1/16/28				268,141	260,906
Ser. 2006-5, Cl. A, 4.24%,					
7/16/29				195,145	189,925
Ser. 2005-32, Cl. B, 4.39%,					
8/16/30				200,000	195,782
Ser. 2005-87, Cl. A, 4.45%,					
3/16/25				138,710	135,715
Ser. 2004-39, Cl. LC,					
5.50%, 12/20/29				390,000	390,308
					17,508,756

U.S. Government Securities--.7%

U.S. Treasury Notes	2.25	2/15/07	60,000 g	59,951
U.S. Treasury Notes	4.50	9/30/11	445,000 b	439,090
U.S. Treasury Notes	5.13	5/15/16	350,000	357,615
				856,656

Total Bonds and Notes
(cost $44,210,314) **43,766,802**

Short-Term Investments--.4%	Principal Amount ($)	Value ($)
Corporate Notes		
Egyptian Treasury Bills		
9.02%, 3/15/07		
(cost $470,416)	470,000 d,h	**489,200**

Other Investment--14.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $18,028,000)	18,028,000 i	**18,028,000**

**Investment of Cash Collateral for
Securities Loaned--2.5%**

Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		
(cost $3,159,378)	3,159,378 i	**3,159,378**

Total Investments (cost $137,563,276)	**114.7%**	**146,842,670**
Liabilities, Less Cash and Receivables	**(14.7%)**	**(18,786,567)**
Net Assets	**100.0%**	**128,056,103**

ADR - American Depository Receipts

a   Non-income producing security.

b   All or a portion of these securities are on loan. At January 31, 2007, the total market value of the fund's securities on loan
is $3,077,574 and the total market value of the collateral held by the fund is $3,159,378.

c   Variable rate security--interest rate subject to periodic change.

d   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in
transactions exempt from registration, normally to qualified institutional buyers. At January 31, 2007, these securities
amounted to $3,954,298 or 3.1% of net assets.

e   Principal amount stated in U.S. Dollars unless otherwise noted.
EUR--Euro
BRL--Brazilian Real

f   Purchased on a forward commitment basis.

g   All or partially held by a broker as collateral for open financial futures positions.

h   Credit Linked Notes.

i   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
January 31, 2007 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 1/31/2007 ($)
Financial Futures Long				
U.S. Treasury 2 year Notes	41	8,347,344	March 2007	(47,237)
U.S. Treasury 5 year Notes	10	1,045,313	March 2007	(12,675)
U.S. Treasury 30 year Bonds	7	770,875	March 2007	(29,763)

Financial Futures Short

U.S. Treasury 10 year Notes	8	(854,000)	March 2007	22,106
				(67,569)

STATEMENT OF INVESTMENTS
Dreyfus Premier Large Company Stock Fund
January 31, 2007 (Unaudited)

Common Stocks--98.1%	Shares	Value ($)
Consumer Discretionary--9.0%		
Coach	9,340 a	428,332
Hilton Hotels	25,810	913,416
J.C. Penney	6,590	535,372
Johnson Controls	5,280	488,189
McDonald's	24,645	1,093,006
Omnicom Group	11,820	1,243,464
Target	13,090	803,202
TJX Cos.	20,510	606,481
Walt Disney	29,330	1,031,536
		7,142,998
Consumer Staples--9.8%		
Altria Group	30,290	2,647,043
Cadbury Schweppes, ADR	27,090	1,228,260
Kroger	39,190	1,003,264
PepsiCo	19,350	1,262,394
SUPERVALU	21,960	834,041
Wal-Mart Stores	16,740	798,331
		7,773,333
Energy--10.6%		
Chesapeake Energy	23,250	688,432
Chevron	8,290	604,175
ConocoPhillips	32,720	2,172,935
ENSCO International	16,130	820,533
Exxon Mobil	11,020	816,582
Hess	9,210	497,248
Marathon Oil	7,070	638,704
Nabors Industries	19,650 a	595,002
National Oilwell Varco	12,410 a	752,542
XTO Energy	16,060	810,548
		8,396,701
Exchange Traded Funds--.5%		
Standard & Poor's Depository Receipts (Tr. Ser. 1)	2,770 b	**398,326**
Financial--20.7%		
Allstate	13,490	811,558
Ambac Financial Group	8,740	769,994
American International Group	9,917	678,818
Bank of America	31,380	1,649,960
Chicago Mercantile Exchange Holdings, Cl. A	740	416,842
Chubb	13,740	715,030
CIT Group	13,890	818,954
Citigroup	25,950	1,430,624
E*TRADE FINANCIAL	21,390 a	521,488
Hartford Financial Services Group	7,870	746,942
JPMorgan Chase & Co.	34,790	1,771,855
Lehman Brothers Holdings	8,700	715,488
Merrill Lynch & Co.	12,800	1,197,568
MetLife	11,220	696,986
Morgan Stanley	19,130	1,583,773
PNC Financial Services Group	5,130	378,440
Wachovia	25,730	1,453,745

		16,358,065
Health Care--13.8%		
AmerisourceBergen	15,020	786,748
Amgen	18,100 a	1,273,697
Baxter International	24,870	1,235,044
Becton, Dickinson & Co.	5,760	443,174
CIGNA	4,710	623,604
Pfizer	54,883	1,440,130
Sanofi-Aventis, ADR	16,410	723,353
Schering-Plough	51,700	1,292,500
Thermo Fisher Scientific	24,550 a	1,174,718
WellPoint	11,860 a	929,587
Wyeth	7,720	381,445
Zimmer Holdings	7,310 a	615,648
		10,919,648
Industrial--10.2%		
Eaton	10,760	843,046
Emerson Electric	17,700	795,969
General Electric	61,130	2,203,737
Goodrich	10,750	526,965
L-3 Communications Holdings	10,440	859,630
Textron	12,610	1,174,874
Tyco International	39,070	1,245,552
US Airways Group	7,508 a	420,298
		8,070,071
Information Technology--16.6%		
Accenture, Cl. A	14,590	550,772
Amphenol, Cl. A	6,250	423,250
Apple Computer	9,940 a	852,156
Broadcom, Cl. A	11,790 a	376,336
Cisco Systems	63,380 a	1,685,274
Cognizant Technology Solutions, Cl. A	5,530 a	471,654
Google, Cl. A	2,790 a	1,398,627
Hewlett-Packard	30,810	1,333,457
International Business Machines	16,380	1,624,077
Microsoft	62,370	1,924,738
National Semiconductor	29,330	678,403
Oracle	57,280 a	982,925
Texas Instruments	25,450	793,786
		13,095,455
Materials--2.1%		
Allegheny Technologies	6,230	644,743
Phelps Dodge	3,210	396,756
Rohm & Haas	11,660	607,020
		1,648,519
Utilities--4.8%		
AT & T	32,850	1,236,145
PG & E	21,150	987,282
Sempra Energy	27,790	1,594,590
		3,818,017
Total Common Stocks		
(cost $65,162,316)		**77,621,133**

Other Investment--2.6%		
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $2,027,000)	2,027,000 c	**2,027,000**

Investment of Cash Collateral for
Securities Loaned--.5%

Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $363,978)	363,978 c	**363,978**
Total Investments (cost $67,553,294)	**101.2%**	**80,012,111**
Liabilities, Less Cash and Receivables	**(1.2%)**	**(955,949)**
Net Assets	**100.0%**	**79,056,162**

ADR - American Depository Receipts

a   Non-income producing security.

b   All or a portion of these securities are on loan. At January 31, 2007, the total market value of the fund's securities on loan is $358,493 and the total market value of the collateral held by the fund is $363,978.

c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Dreyfus Premier Limited Term Income Fund
January 31, 2007 (Unaudited)

Bonds and Notes--138.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Agricultural--.6%				
Philip Morris,				
Debs.	7.75	1/15/27	175,000 a	**211,405**
Asset-Backed Ctfs./Auto Receivables--1.9%				
Ford Credit Auto Owner Trust,				
Ser. 2004-A, Cl. C	4.19	7/15/09	100,000	99,116
Ford Credit Auto Owner Trust,				
Ser. 2005-B, Cl. B	4.64	4/15/10	225,000	222,802
Hyundai Auto Receivables Trust,				
Ser. 2004-A, Cl. B	3.46	8/15/11	66,370	65,162
Hyundai Auto Receivables Trust,				
Ser. 2006-B, Cl. C	5.25	5/15/13	35,000	34,876
WFS Financial Owner Trust,				
Ser. 2004-4, Cl. C	3.21	5/17/12	89,019	87,358
WFS Financial Owner Trust,				
Ser. 2004-3, Cl. B	3.51	2/17/12	54,892	54,109
Whole Auto Loan Trust,				
Ser. 2003-1, Cl. A4	2.58	3/15/10	102,384	102,329
				665,752
Asset-Backed Ctfs./Credit Cards--1.0%				
BA Credit Card Trust,				
Ser. 2007-B1, Cl. B1	5.42	6/15/12	340,000 b	**340,000**
Asset-Backed Ctfs./Home Equity Loans--9.4%				
ACE Securities,				
Ser. 2006-ASL1, Cl. A	5.46	2/25/36	42,052 b	42,082
Ameriquest Mortgage Securities,				
Ser. 2003-11, Cl. AF6	5.14	1/25/34	55,000 b	54,296
Carrington Mortgage Loan Trust,				
Ser. 2006-RFC1, Cl. A1	5.36	5/25/36	58,859 b	58,899
Centex Home Equity,				
Ser. 2006-A, Cl. AV1	5.37	6/25/36	24,242 b	24,257
Citicorp Residential Mortgage Securities, Ser. 2006-2, Cl. A1A	5.87	9/25/36	428,014 b	427,497
Citicorp Residential Mortgage Securities, Ser. 2006-1, Cl. A1	5.96	7/25/36	86,014 b	85,968
Citigroup Mortgage Loan Trust,				
Ser. 2005-WF1, Cl. A5	5.01	2/25/35	115,000 b	110,817
Countrywide Asset-Backed Certificates, Ser. 2006-SPS2, Cl.A	5.48	5/25/26	110,772 b	110,840
Countrywide Asset-Backed Certificates, Ser. 2004-3, Cl. M3	6.19	5/25/34	25,000 b	25,146
Credit Suisse Mortgage Capital Certificates, Ser. 2007-1, Cl. 1A1A	5.94	2/25/37	150,000 b	150,000
Credit-Based Asset Servicing and Securitization, Ser. 2006-CB1, Cl. AF1	5.46	1/25/36	79,196 b	78,854
Credit-Based Asset Servicing and Securitization, Ser. 2006-CB2, Cl. AF1	5.72	12/25/36	55,766 b	55,582

CS First Boston Mortgage Securities, Ser. 2005-FIX1, Cl. A5	4.90	5/25/35	290,000 b	280,147
First Franklin Mortgage Loan Asset-Backed Certificates, Ser. 2004-FF6, Cl. M2	6.57	7/25/34	200,000 b	203,297
First NLC Trust, Ser. 2005-3, Cl. AV2	5.55	12/25/35	160,183 b	160,331
GMAC Mortgage Corporation Loan Trust, Ser. 2006-HE3, Cl. A1	5.42	10/25/36	53,527 b	53,564
GSAMP Trust, Ser. 2006-S4, Cl. A1	5.41	5/25/36	70,745 b	70,792
Home Equity Mortgage Trust, Ser. 2006-3, Cl. A1	5.47	9/25/36	39,435 b	39,435
Morgan Stanley ABS Capital I, Ser. 2006-HE3, Cl. A2A	5.36	4/25/36	47,101 b	47,131
Morgan Stanley Home Equity Loans, Ser. 2006-3, Cl. A1	5.37	4/25/36	49,924 b	49,955
Nationstar Home Equity Loan Trust, Ser. 2006-B, Cl. AV1	5.39	9/25/36	76,198 b	76,246
Renaissance Home Equity Loan Trust, Ser. 2006-3, Cl. AF1	5.92	11/25/36	84,769 b	84,652
Renaissance Home Equity Loan Trust, Ser. 2006-2, Cl. AF1	6.00	8/25/36	151,266 b	150,980
Renaissance Home Equity Loan Trust, Ser. 2006-3, Cl. M3	6.12	11/25/36	95,000 b	94,403
Renaissance Home Equity Loan Trust, Ser. 2006-2, Cl. M1	6.25	8/25/36	95,000 b	96,242
Residential Asset Mortgage Products, Ser. 2005-EFC6, Cl. 1A1	5.41	11/25/35	123,014 b	123,109
Residential Asset Mortgage Products, Ser. 2003-RS9, Cl. MI1	5.80	10/25/33	104,542 b	103,438
Residential Asset Securities, Ser. 2002-KS4, Cl. AIIB	5.82	7/25/32	126,215 b	126,329
Soundview Home Equity Loan Trust, Ser. 2005-A, Cl. M5	6.12	4/25/35	125,000 b	125,995
Specialty Underwriting & Residential Finance, Ser. 2006-BC2, Cl. A2A	5.38	2/25/37	69,539 b	69,589
Wells Fargo Home Equity Trust, Ser. 2006-1, Cl. A1	5.35	5/25/36	69,639 b	69,686
				3,249,559
Asset-Backed Ctfs./Manufactured Housing--.7%				
Green Tree Financial, Ser. 1994-7, Cl. M1	9.25	3/15/20	111,433	115,021
Origen Manufactured Housing, Ser. 2005-B, Cl. A2	5.25	12/15/18	120,000	119,084
				234,105
Automobile Manufacturers--.5%				
DaimlerChrysler N.A. Holding, Notes	4.88	6/15/10	65,000	63,410
DaimlerChrysler N.A. Holding, Gtd. Notes	7.30	1/15/12	110,000	116,685
				180,095
Automotive, Trucks & Parts--.2%				
Johnson Controls, Sr. Notes	5.25	1/15/11	75,000	**74,354**
Banks--9.7%				

Bank of America,				
Sub. Notes	5.75	8/15/16	185,000	188,142
Bank of Scotland,				
Bonds	7.00	11/29/49	60,000 b,c	60,608
Capital One Financial,				
Sr. Notes	5.63	9/10/09	100,000 b	100,534
Chuo Mitsui Trust & Banking,				
Sub. Notes	5.51	12/29/49	395,000 b,c	377,616
Glitnir Banki,				
Unscd. Bonds	7.45	9/14/49	100,000 b,c	105,047
Greater Bay Bancorp,				
Sr. Notes, Ser. B	5.25	3/31/08	100,000	99,597
ICICI Bank,				
Bonds	5.90	1/12/10	100,000 b,c	100,390
Industrial Bank of Korea,				
Sub. Notes	4.00	5/19/14	120,000 b,c	116,023
Islandsbanki,				
Notes	5.52	10/15/08	50,000 b,c	49,931
Landsbanki Islands,				
Notes	6.10	8/25/11	115,000 c	116,850
M & I Marshall & Ilsley				
Bank/Milwaukee, WI, Notes	5.30	9/8/11	90,000	89,709
NB Capital Trust IV,				
Gtd. Cap. Secs.	8.25	4/15/27	110,000	114,631
Northern Trust,				
Sr. Unscd. Notes	5.30	8/29/11	65,000 a	64,984
PNC Funding,				
Sr. Notes	5.50	1/31/12	85,000 b,d	85,073
Resona Bank,				
Notes	5.85	9/29/49	250,000 b,c	243,441
Shinsei Finance Cayman,				
Bonds	6.42	1/29/49	110,000 b,c	109,547
Sovereign Bancorp,				
Sr. Notes	4.80	9/1/10	145,000 c	141,546
Sovereign Bancorp,				
Sr. Notes	5.65	3/1/09	35,000 b,c	35,109
Sumitomo Mitsui Banking,				
Notes	5.63	7/29/49	265,000 b,c	258,359
SunTrust Preferred Capital I,				
Bank Gtd. Notes	5.85	12/31/49	35,000 a,b	35,352
USB Capital IX,				
Gtd. Notes	6.19	4/15/49	175,000 b	178,789
Washington Mutual Bank,				
Notes	5.46	11/6/09	250,000 b	250,053
Washington Mutual,				
Sub. Notes	4.63	4/1/14	160,000	149,863
Western Financial Bank,				
Sub. Debs.	9.63	5/15/12	155,000	168,528
Zions Bancorporation,				
Sub. Notes	6.00	9/15/15	100,000	101,205
				3,340,927
Building & Construction--.2%				
Centex,				
Notes	4.75	1/15/08	40,000	39,748
Owens Corning,				
Sr. Unscd. Notes	6.50	12/1/16	20,000 c	20,336
				60,084
Chemicals--1.2%				
Chevron Phillips Chemical,				
Notes	5.38	6/15/07	95,000	94,926

ICI Wilmington,				
Gtd. Notes	4.38	12/1/08	100,000	98,031
Lubrizol,				
Sr. Notes	4.63	10/1/09	50,000	48,919
Lubrizol,				
Sr. Notes	5.50	10/1/14	120,000 a	116,528
Praxair,				
Notes	5.38	11/1/16	45,000	44,526
				402,930
Commercial & Professional Services--.6%				
ERAC USA Finance,				
Notes	5.61	4/30/09	25,000 b,c	25,068
ERAC USA Finance,				
Gtd. Notes	7.35	6/15/08	110,000 c	112,298
R.R. Donnelley & Sons,				
Notes	4.95	4/1/14	90,000	83,644
				221,010
Commercial Mortgage Pass-Through Ctfs.--6.2%				
Bayview Commercial Asset Trust,				
Ser. 2004-1, Cl. A	5.68	4/25/34	56,410 b,c	56,481
Bear Stearns Commercial Mortgage				
Securities, Ser. 2005-T18,				
Cl. A2	4.56	2/13/42	85,000 b	83,151
Bear Stearns Commercial Mortgage				
Securities, Ser. 2004-PWR5,				
Cl. A3	4.57	7/11/42	110,000	106,386
Bear Stearns Commercial Mortgage				
Securities, Ser. 2006-PW13,				
Cl. A3	5.52	9/11/41	35,000	35,063
Bear Stearns Commercial Mortgage				
Securities, Ser. 1999-WF2,				
Cl. A1	6.80	7/15/31	7,450	7,452
Calwest Industrial Trust,				
Ser. 2002-CALW, Cl. A	6.13	2/15/17	175,000 c	180,573
Credit Suisse/Morgan Stanley				
Commercial Mortgage				
Certificates, Ser. 2006-HC1A,				
Cl. A1	5.51	5/15/23	90,000 b,c	90,078
Crown Castle Towers,				
Ser. 2006-1A, Cl. AFX	5.24	11/15/36	185,000 c	183,515
Crown Castle Towers,				
Ser. 2005-1A, Cl. D	5.61	6/15/35	65,000 c	64,401
Crown Castle Towers,				
Ser. 2006-1A, Cl. D	5.77	11/15/36	90,000 c	89,324
First Union-Lehman Brothers-Bank				
of America Commercial Mortgage				
Trust, Ser. 1998-C2, Cl. A2	6.56	11/18/35	219,411	221,311
Global Signal Trust,				
Ser. 2006-1, Cl. C	5.71	2/15/36	45,000 c	45,020
Global Signal Trust,				
Ser. 2006-1, Cl. E	6.50	2/15/36	45,000 c	45,313
J.P. Morgan Chase Commercial				
Mortgage Securities,				
Ser. 2006-LDP7, Cl. ASB	5.88	4/15/45	60,000 b	61,529
LB Commercial Conduit Mortgage				
Trust, Ser. 1999-C1, Cl. B	6.93	6/15/31	150,000	154,443
Mach One Trust Commercial				
Mortgage-Backed, Ser. 2004-1A,				
Cl. A1	3.89	5/28/40	171,352 c	169,372
Morgan Stanley Capital I,				

Ser. 2006-T21, Cl. A2	5.09	10/12/52	45,000	44,541
Morgan Stanley Capital I,				
Ser. 2006-IQ12, Cl. AAB	5.33	12/15/43	100,000	98,881
Morgan Stanley Capital I,				
Ser. 2006-HQ9, Cl. A3	5.71	7/12/44	275,000	278,447
Morgan Stanley Capital I,				
Ser. 1998-WFI, Cl. A2	6.55	3/15/30	82,405	82,661
SBA CMBS Trust,				
Ser. 2006-1A, Cl. D	5.85	11/15/36	35,000 c	34,853
				2,132,795
Diversified Financial Services--9.7%				
American Express,				
Sub. Debs.	6.80	9/1/66	35,000 b	37,385
Ameriprise Financial,				
Jr. Sub. Notes	7.52	6/1/66	87,000 b	95,151
Amvescap,				
Notes	5.38	12/15/14	150,000	146,529
Boeing Capital,				
Sr. Notes	7.38	9/27/10	175,000	186,853
Citigroup,				
Sub. Notes	6.13	8/25/36	175,000	180,345
Fuji JGB Investment,				
Sub. Bonds	9.87	12/29/49	105,000 b,c	110,806
Glencore Funding,				
Gtd. Notes	6.00	4/15/14	90,000 c	87,279
International Lease Finance,				
Notes	4.75	1/13/12	145,000	140,627
International Lease Finance,				
Sr. Notes	5.00	4/15/10	190,000	187,909
Jefferies Group,				
Sr. Notes	7.75	3/15/12	250,000	270,731
John Deere Capital,				
Notes	5.65	7/25/11	160,000	161,607
Kaupthing Bank,				
Sr. Notes	6.06	1/15/10	110,000 b,c	110,808
Kaupthing Bank,				
Sub. Notes	7.13	5/19/16	120,000 c	126,961
Lehman Brothers Holdings,				
Sub. Notes	5.75	1/3/17	180,000 a	181,043
Merrill Lynch & Co.,				
Sub. Notes	6.22	9/15/26	110,000	112,027
Morgan Stanley,				
Sr. Unscd. Notes	6.25	8/9/26	165,000	171,136
MUFG Capital Finance 1,				
Gtd. Bonds	6.35	7/29/49	100,000 b	100,689
MUFG Capital Finance 1,				
Gtd. Notes	6.35	7/29/49	100,000 b	100,689
Pemex Finance,				
Notes	9.03	2/15/11	93,500	99,630
Pemex Finance,				
Bonds	9.69	8/15/09	55,000	57,664
Residential Capital,				
Gtd. Notes	6.68	11/21/08	320,000 b	324,058
SLM,				
Notes	5.52	7/26/10	250,000 b	250,318
Tokai Preferred Capital,				
Bonds	9.98	12/29/49	105,000 b,c	110,887
				3,351,132
Diversified Metals & Mining--.5%				
BHP Billiton Finance USA,				

Gtd. Notes		5.00	12/15/10	120,000	118,708
Reliance Steel & Aluminum,					
Gtd. Notes		6.20	11/15/16	70,000 c	69,866
					188,574
Electric Utilities--3.9%					
Alabama Power,					
Sr. Notes, Ser. X		3.13	5/1/08	140,000	136,300
Dominion Resources/VA,					
Sr. Notes, Ser. D		5.66	9/28/07	245,000 b	245,141
Duke Energy,					
Sr. Notes		5.63	11/30/12	50,000	50,618
FirstEnergy,					
Notes, Ser. B		6.45	11/15/11	115,000	119,803
National Grid,					
Sr. Unscd. Notes		6.30	8/1/16	72,000	74,604
NiSource Finance,					
Gtd. Notes		5.94	11/23/09	45,000 b	45,060
NiSource Finance,					
Gtd. Notes		7.88	11/15/10	110,000	118,551
Ohio Power,					
Sr. Notes, Ser. G		6.60	2/15/33	20,000	21,214
Peco Energy,					
First Mortgage Bonds		3.50	5/1/08	135,000	131,873
Pepco Holdings,					
Notes		5.50	8/15/07	285,000	284,915
PP & L Capital Funding,					
Gtd. Notes, Ser. D		8.38	6/15/07	60,000	60,603
Southern California Edison,					
First Mortgage Bonds, Ser. 06-E		5.55	1/15/37	70,000	66,385
					1,355,067
Environmental Control--.9%					
Oakmont Asset Trust,					
Notes		4.51	12/22/08	155,000 c	151,186
Republic Services,					
Notes		6.09	3/15/35	35,000	34,219
Waste Management,					
Gtd. Notes		7.75	5/15/32	100,000	114,644
					300,049
Food & Beverages--1.4%					
Coors Brewing,					
Gtd. Notes		6.38	5/15/12	125,000	128,847
H.J. Heinz,					
Notes		6.43	12/1/20	150,000 c	152,354
Safeway,					
Sr. Unscd. Notes		4.95	8/16/10	135,000	132,497
Tyson Foods,					
Sr. Unscd. Notes		6.85	4/1/16	60,000 b	61,213
					474,911
Foreign/Governmental--1.6%					
Poland Government,					
Bonds, Ser. 0608	PLN	5.75	6/24/08	1,190,000 e	404,285
Russian Federation,					
Unsub. Bonds		8.25	3/31/10	128,335 c	133,905
					538,190
Health Care--1.5%					
Quest Diagnostics,					
Gtd. Notes		5.13	11/1/10	70,000	68,736
Schering-Plough,					
Sr. Notes		5.55	12/1/13	125,000	124,157
Teva Pharmaceutical Finance,					

Gtd. Notes	6.15	2/1/36	115,000	111,230
UnitedHealth Group,				
Sr. Unscd. Notes	5.25	3/15/11	150,000	149,417
WellPoint,				
Unscd. Notes	5.00	1/15/11	75,000	74,036
				527,576

Lodging & Entertainment--.4%

Carnival,				
Gtd. Notes	3.75	11/15/07	140,000	**138,234**

Media--1.9%

British Sky Broadcasting,				
Gtd. Notes	6.88	2/23/09	95,000	97,489
Comcast,				
Gtd. Notes	5.66	7/14/09	160,000 b	160,491
Comcast,				
Gtd. Notes	6.50	11/15/35	120,000	121,872
News America,				
Gtd. Debs.	7.63	11/30/28	90,000	100,412
Time Warner,				
Gtd. Notes	6.50	11/15/36	185,000 a	184,734
				664,998

Oil & Gas--1.5%

Amerada Hess,				
Unscd. Notes	6.65	8/15/11	115,000	119,930
BJ Services,				
Sr. Unscd. Notes	5.54	6/1/08	255,000 b	255,212
Buckeye Partners,				
Notes	5.30	10/15/14	145,000	139,711
				514,853

Packaging & Containers--.3%

Sealed Air,				
Notes	5.63	7/15/13	100,000 c	**98,676**

Paper & Forest Products--.6%

International Paper,				
Notes	5.85	10/30/12	16,000	16,184
Temple-Inland,				
Bonds	6.63	1/15/18	120,000	123,896
Weyerhaeuser,				
Notes	6.75	3/15/12	60,000	63,106
				203,186

Property & Casualty Insurance--1.7%

Aegon Funding,				
Gtd. Notes	5.75	12/15/20	70,000	70,353
American International Group,				
Sr. Notes	5.05	10/1/15	120,000	116,540
AON Capital Trust A,				
Gtd. Cap. Secs.	8.21	1/1/27	25,000	28,678
Assurant,				
Sr. Notes	6.75	2/15/34	35,000	37,436
Hartford Financial Services Group,				
Sr. Unscd. Notes	5.55	8/16/08	170,000	170,437
ING Groep,				
Bonds	5.78	12/29/49	90,000 b	89,236
Principal Financial Group,				
Gtd. Notes	6.05	10/15/36	60,000	60,867
				573,547

Real Estate Investment Trusts--6.5%

Archstone-Smith Operating Trust,				
Sr. Unscd. Notes	5.25	5/1/15	175,000 a	170,965
Arden Realty,				

Notes	5.20	9/1/11	140,000	139,246
Arden Realty,				
Notes	5.25	3/1/15	25,000	24,550
Boston Properties,				
Sr. Notes	6.25	1/15/13	140,000	145,231
Commercial Net Lease Realty,				
Sr. Unscd. Notes	6.15	12/15/15	100,000	100,824
Duke Realty,				
Sr. Notes	5.25	1/15/10	300,000	297,831
EOP Operating,				
Gtd. Notes	5.96	10/1/10	45,000 b	45,471
EOP Operating,				
Gtd. Notes	7.00	7/15/11	135,000	144,297
ERP Operating,				
Notes	5.13	3/15/16	75,000	72,550
Federal Realty Investment Trust,				
Notes	6.00	7/15/12	65,000	66,039
Federal Realty Investment Trust,				
Bonds	6.20	1/15/17	90,000	92,255
Healthcare Realty Trust,				
Sr. Notes	5.13	4/1/14	200,000	189,962
HRPT Properties Trust,				
Sr. Unscd. Notes	5.96	3/16/11	100,000 b	100,157
Liberty Property,				
Sr. Unscd. Notes	5.50	12/15/16	35,000	34,301
Mack-Cali Realty,				
Unscd. Notes	5.05	4/15/10	100,000	98,235
Mack-Cali Realty,				
Sr. Unscd. Notes	5.13	1/15/15	70,000 a	66,963
Mack-Cali Realty,				
Notes	5.25	1/15/12	35,000	34,293
Regency Centers,				
Gtd. Notes	5.25	8/1/15	105,000	101,273
Simon Property Group,				
Unsub. Notes	5.25	12/1/16	65,000	63,033
Simon Property Group,				
Unscd. Notes	5.75	5/1/12	60,000	60,696
Socgen Real Estate,				
Bonds	7.64	12/29/49	200,000 b,c	202,635
				2,250,807
Residential Mortgage Pass-Through Ctfs.--3.5%				
American General Mortgage Loan				
Trust, Ser. 2006-1, Cl. A1	5.75	12/25/35	65,110 b,c	65,039
Bayview Commercial Asset Trust,				
Ser. 2006-1A, Cl. M6	5.96	4/25/36	116,792 b,c	116,792
CSAB Mortgage Backed Trust,				
Ser. 2006-3, Cl. A1A	6.00	11/25/36	81,267 b	81,098
Impac Secured Assets CMN Owner				
Trust, Ser. 2006-1, Cl. 2A1	5.67	5/25/36	68,830 b	68,981
IndyMac Index Mortgage Loan Trust,				
Ser. 2006-AR9, Cl. B1	6.07	6/25/36	40,976 b	40,938
IndyMac Index Mortgage Loan Trust,				
Ser. 2006-AR9, Cl. B2	6.07	6/25/36	99,942 b	98,525
Nomura Asset Acceptance,				
Ser. 2005-AP2, Cl. A5	4.98	5/25/35	190,000 b	183,467
Nomura Asset Acceptance,				
Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	105,000 b	102,099
Washington Mutual,				
Ser. 2004-AR7, Cl. A6	3.94	7/25/34	150,000 b	145,496
Washington Mutual,				

Ser. 2003-AR10, Cl. A6	4.06	10/25/33	125,000 b	122,568
Washington Mutual,				
Ser. 2004-AR9, Cl. A7	4.15	8/25/34	195,000 b	189,454
				1,214,457
Retail--.6%				
CVS,				
Sr. Unscd. Notes	5.75	8/15/11	60,000	60,677
Federated Retail Holding,				
Gtd. Notes	5.90	12/1/16	40,000	39,922
Yum! Brands,				
Sr. Notes	8.88	4/15/11	90,000	100,426
				201,025
State/Territory Gen Oblg--2.0%				
Erie Tobacco Asset				
Securitization/NY, Tobacco				
Settlement Asset-Backed Bonds	6.00	6/1/28	60,000	60,306
Michigan Tobacco Settlement				
Finance Authority, Tobacco				
Settlement Asset-Backed Bonds	7.31	6/1/34	275,000	283,110
Michigan Tobacco Settlement				
Finance Authority, Tobacco				
Settlement Asset-Backed Bonds	7.43	6/1/34	75,000 b	74,512
Tobacco Settlement Authority of				
Iowa, Tobacco Settlement				
Asset-Backed Bonds	6.50	6/1/23	270,000	266,366
				684,294
Telecommunications--3.7%				
AT & T Wireless Services,				
Sr. Notes	7.88	3/1/11	170,000	184,909
Cisco Systems,				
Sr. Unscd. Notes	5.45	2/20/09	135,000 b	135,221
Deutsche Telekom International				
Finance, Gtd. Notes	5.55	3/23/09	235,000 b	235,534
France Telecom,				
Notes	7.75	3/1/11	90,000	97,761
France Telecom,				
Notes	8.50	3/1/31	85,000 b	111,480
KPN,				
Sr. Unsub. Bonds	8.38	10/1/30	190,000	214,452
Sprint Capital,				
Gtd. Notes	8.75	3/15/32	89,000	105,965
Telefonica Emisiones,				
Gtd. Notes	5.98	6/20/11	185,000	188,117
				1,273,439
Transportation--.4%				
FedEx,				
Notes	3.50	4/1/09	70,000	67,267
Union Pacific,				
Notes	6.50	4/15/12	80,000	83,612
				150,879
U.S. Government Agencies/Mortgage-Backed--52.1%				
Federal Home Loan Mortgage Corp:				
5.00%			1,190,000 f	1,163,594
5.50%			1,650,000 f	1,641,750
6.00%			1,785,000 f	1,805,081
4.00%, 10/1/09			66,577	64,986
4.50%, 10/1/09			108,721	107,601
5.00%, 6/1/33			326,007	314,009
6.00%, 6/1/12 - 2/1/14			30,852	31,206
6.50%, 3/1/11 - 9/1/29			50,935	51,999

7.00%, 3/1/12	17,592	18,011
7.50%, 12/1/25 - 1/1/31	43,096	44,972
8.00%, 10/1/19 - 10/1/30	22,411	23,412
8.50%, 7/1/30	1,855	1,989
9.00%, 8/1/30	4,770	5,175
Federal National Mortgage Association:		
5.00%	1,635,000 f	1,569,077
5.50%	3,560,000 f	3,502,150
6.00%	1,965,000 f	1,974,844
4.00%, 5/1/10	181,912	176,048
4.50%, 6/1/10	86,252	84,276
5.00%, 7/1/11 - 10/1/11	179,747	178,433
5.50%, 1/1/34	503,604	496,750
6.00%, 9/1/13 - 2/1/17	157,624	159,635
7.00%, 7/1/15 - 5/1/31	35,939	37,061
7.50%, 3/1/12 - 3/1/31	43,668	45,185
8.00%, 5/1/13 - 3/1/31	25,503	26,753
Government National Mortgage Association I:		
6.00%, 1/15/29	52,579	53,226
6.50%, 9/15/08 - 6/15/29	66,677	68,525
7.00%, 8/15/25 - 9/15/31	58,235	60,286
7.50%, 12/15/26 - 1/15/31	12,649	13,209
8.00%, 1/15/30 - 10/15/30	19,887	21,066
8.50%, 4/15/25	9,140	9,874
9.00%, 10/15/27	11,393	12,349
9.50%, 2/15/25	7,303	8,010
Ser. 2004-43, Cl. A, 2.82%, 12/16/19	251,579	241,200
Ser. 2004-23, Cl. B, 2.95%, 3/16/19	241,754	231,474
Ser. 2004-57, Cl. A, 3.02%, 1/16/19	142,853	137,515
Ser. 2004-97, Cl. AB, 3.08%, 4/16/22	233,602	224,942
Ser. 2003-64, Cl. A, 3.09%, 4/16/24	55,211	54,372
Ser. 2004-9, Cl. A, 3.36%, 8/16/22	359,811	346,131
Ser. 2004-25, Cl. AC, 3.38%, 1/16/23	313,109	301,670
Ser. 2004-77, Cl. A, 3.40%, 3/16/20	212,382	205,529
Ser. 2004-67, Cl. A, 3.65%, 9/16/17	155,411	151,515
Ser. 2006-67, Cl. A, 3.95%, 10/6/11	349,390	337,088
Ser. 2005-50, Cl. A, 4.02%, 10/16/26	114,226	111,139
Ser. 2005-9, Cl. A, 4.03%, 5/16/22	115,983	113,239
Ser. 2005-12, Cl. A, 4.04%, 5/16/21	83,834	81,787
Ser. 2005-42, Cl. A, 4.05%, 7/16/20	120,590	117,832
Ser. 2006-66, Cl. A, 4.09%, 1/16/30	199,366	193,015
Ser. 2004-51, Cl. A, 4.15%, 2/16/18	244,605	239,255
Ser. 2006-9, Cl. A, 4.20%, 8/16/26	284,017	276,006

Ser. 2006-3, Cl. A, 4.21%, 1/16/28	97,506	94,875
Ser. 2005-67, Cl. A, 4.22%, 6/16/21	32,552	31,899
Ser. 2006-5, Cl. A, 4.24%, 7/16/29	268,324	261,147
Ser. 2006-51, Cl. A, 4.25%, 10/16/30	149,004	144,481
Ser. 2005-59, Cl. A, 4.39%, 5/16/23	60,289	59,117
Federal National Mortgage Association, Grantor Trust, Ser. 2001-T11, Cl. B, 5.50%, 9/25/11	210,000	212,640
		17,938,410

U.S. Government Securities--11.8%

U.S. Treasury Bonds		
5.25%, 11/15/28	105,000 a	108,495
U.S. Treasury Notes:		
4.50%, 2/28/11	500,000 a	494,180
4.50%, 2/15/16	90,000 a	87,912
4.63%, 11/15/16	1,185,000 d	1,167,040
4.75%, 1/31/12	2,110,000	2,104,396
5.13%, 6/30/08	90,000	90,169
		4,052,192

Total Bonds and Notes

(cost $48,149,590)		**47,807,512**

Options--.0%	Face Amount Covered by Contracts ($)	Value ($)
Call Options--.0%		
12-Month Euribor Interest Swap, March 2007 @ 4.488	870,000	7
3-Month Floor USD Libor-BBA Interest Rate, January 2009 @ 4	1,900,000	1,261
		1,268
Put Options--.0%		
3-Month Capped USD Libor-BBA Interest Rate, June 2007 @ 5.75	7,900,000	**16**
Total Options		
(cost $14,136)		**1,284**

Short-Term Investments--4.0%	Principal Amount ($)	Value ($)
Corporate Notes--1.3%		
Egyptian Treasury Bills		
9.06%, 3/15/07	420,000 c,g	**437,157**
U.S. Treasury Bills--2.7%		
4.86%, 3/8/07	50,000 h	49,761
4.97%, 3/22/07	850,000	844,271
4.87%, 2/22/07	32,000	31,909
		925,941
Total Short-Term Investments		
(cost $1,346,300)		**1,363,098**

Other Investment--.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		

(cost $32,000)	32,000 [i]	**32,000**

Investment of Cash Collateral for Securities Loaned--5.2%

Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $1,776,669)	1,776,669 [i]	**1,776,669**
Total Investments (cost $51,318,695)	**148.0%**	**50,980,563**
Liabilities, Less Cash and Receivables	**(48.0%)**	**(16,534,532)**
Net Assets	**100.0%**	**34,446,031**

a All or a portion of these securities are on loan. At January 31, 2007, the total market value of the fund's securities on loan is $1,722,099 and the total market value of the collateral held by the fund is $1,776,669.

b Variable rate security--interest rate subject to periodic change.

c Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At January 31, 2007, these securities amounted to $4,805,450 or 14% of net assets.

d Purchased on a delayed delivery basis.

e Principal amount stated in U.S. Dollars unless otherwise noted.
PLN--Poland Zloty

f Purchased on a forward commitment basis.

g Credit Linked Notes.

h All or partially held by a broker as collateral for open financial futures positions.

i Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
January 31, 2007 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized (Depreciation) at 1/31/2007 ($)
Financial Futures Short				
U.S. Treasury 2 Year Notes	9	(1,832,344)	March 2007	9,120
U.S. Treasury 5 Year Notes	24	(2,508,750)	March 2007	20,578
U.S. Treasury 10 Year Notes	16	(1,708,000)	March 2007	9,321
U.S. Treasury 30 Year Bonds	5	(550,625)	March 2007	19,469
				58,488

STATEMENT OF OPTIONS WRITTEN
January 31, 2007 (Unaudited)

	Face Amount Covered by Contracts ($)	Value ($)
Call Options		
March 2007 10 Year Futures, February 2007 @ 109	1,600,000	**(250)**
Put Options		
12-Month Euribor Interest Swap March 2007 @ 5.973	870,000	(12)
March 2007 10 Year Futures, Febraury 2007 @ 107	1,600,000	(8750)
		(8762)
Total Options (premiums received $11,072)		**(9,012)**

STATEMENT OF INVESTMENTS
Dreyfus Premier Midcap Stock Fund
January 31, 2007 (Unaudited)

Common Stocks--99.9%	Shares	Value ($)
Consumer Cyclical--9.8%		
Abercrombie & Fitch, Cl. A	20,850	1,658,409
American Eagle Outfitters	34,675	1,122,776
AnnTaylor Stores	13,650 a	470,925
Big Lots	17,000 a	440,810
Brinker International	34,075	1,075,066
Choice Hotels International	15,100	638,579
Dollar Tree Stores	39,000 a	1,226,940
Family Dollar Stores	13,650	442,260
Jones Apparel Group	12,450	425,292
MSC Industrial Direct, Cl. A	17,300	747,187
Nordstrom	16,300	908,073
Office Depot	21,900 a	818,841
Polo Ralph Lauren	10,400	853,320
Rent-A-Center	35,050 a	1,032,573
Ross Stores	30,600	991,134
Sonic	26,050 a	578,571
Sotheby's, Cl. A	27,900	1,034,532
		14,465,288
Consumer Hard Goods--2.8%		
Gentex	49,150	859,633
Hasbro	24,900	707,160
Herman Miller	19,700	740,720
International Speedway, Cl. A	8,500	443,955
Speedway Motorsports	9,350	360,723
Thor Industries	12,000	507,120
Toro	11,650	597,296
		4,216,607
Consumer Staples--2.0%		
Church & Dwight	15,700	711,367
Hormel Foods	32,500	1,231,750
J.M. Smucker	20,250	961,672
		2,904,789
Financial--17.8%		
A.G. Edwards	16,100	1,065,981
AMB Property	18,900	1,150,065
American Financial Group/OH	26,100	921,852
AmeriCredit	43,500 a	1,180,590
Archstone-Smith Trust	9,600	606,816
Bank of Hawaii	18,350	960,622
BankUnited Financial, Cl. A	20,650	569,733
BRE Properties, Cl. A	11,900	825,979
CapitalSource	32,950	915,680
CIT Group	12,750	751,740
Commerce Group	30,350	915,963
Cullen/Frost Bankers	20,600	1,102,718
Dime Bancorp (warrants 12/26/50)	68,300 a	9,903
Duke Realty	15,850	699,302
Eaton Vance	35,550	1,219,365
Entertainment Properties Trust	10,750	697,245
First Industrial Realty Trust	12,050	569,483
FirstFed Financial	10,150 a	699,843
HCC Insurance Holdings	37,950	1,185,179
Home Properties	7,300	469,317

Hospitality Properties Trust	19,250	939,400
Huntington Bancshares/OH	24,350	566,868
IntercontinentalExchange	4,600 a	600,530
KKR Financial	14,050	380,193
Knight Capital Group, Cl. A	29,800 a	538,486
MAF Bancorp	16,150	725,781
Radian Group	10,550	635,321
Safeco	14,650	937,747
StanCorp Financial Group	19,700	942,645
SVB Financial Group	13,650 a	636,773
Unitrin	23,800	1,218,798
Whitney Holding	21,900	692,916
Wilmington Trust	24,000	1,006,320
		26,339,154
Health Care--11.4%		
AmerisourceBergen	16,750	877,365
Beckman Coulter	19,300	1,245,236
Covance	12,300 a	758,295
Dentsply International	55,950	1,725,498
Edwards Lifesciences	23,050 a	1,179,238
Henry Schein	19,900 a	1,010,323
Invitrogen	18,200 a	1,114,386
King Pharmaceuticals	39,100 a	698,326
Laboratory Corp. of America		
Holdings	14,450 a	1,061,208
PDL BioPharma	38,150 a	782,456
Pediatrix Medical Group	15,650 a	822,251
Respironics	15,400 a	656,040
Sepracor	34,750 a	1,982,835
Sierra Health Services	28,800 a	1,157,760
Universal Health Services, Cl. B	10,650	616,955
ViroPharma	34,350 a	584,981
WellCare Health Plans	8,550 a	662,454
		16,935,607
Industrial--15.3%		
Acuity Brands	14,550	844,045
Applied Industrial Technologies	33,550	822,646
Avis Budget Group	29,050	739,613
C.H. Robinson Worldwide	11,950	633,947
Cummins	7,050	948,648
EMCOR Group	9,050 a	519,651
Expeditors International		
Washington	15,550	663,829
GATX	12,550	572,280
Graco	16,750	682,897
Granite Construction	14,300	765,908
Jones Lang LaSalle	4,950	517,275
Korn/Ferry International	25,300 a	604,164
Lennar, Cl. A	13,800	750,444
Manpower	25,250	1,841,482
Nordson	16,850	871,482
NVR	1,350 a	934,902
Overseas Shipholding Group	17,450	1,084,169
Pacer International	22,450	699,542
Precision Castparts	16,150	1,435,574
Republic Services	30,850	1,334,263
Ryder System	18,000	981,720
Snap-On	15,400	742,434
SPX	11,750	824,733
Terex	9,800 a	557,522

Thomas & Betts	12,250 a	586,653
United Rentals	23,600 a	607,700
Wabtec	17,000	544,340
WESCO International	9,850 a	598,092
		22,709,955

Information Services--4.9%

American Reprographics	21,250 a	665,550
CheckFree	12,050 a	499,231
Cognizant Technology Solutions, Cl. A	6,950 a	592,765
Discovery Holding, Cl. A	40,850 a	676,885
Dun & Bradstreet	15,950 a	1,355,750
Equifax	22,350	928,196
Lamar Advertising, Cl. A	13,500 a	894,780
Scholastic	22,500 a	795,375
Total System Services	29,700	917,730
		7,326,262

Materials--7.0%

Airgas	35,350	1,471,267
Ashland	12,000	834,600
Commercial Metals	26,550	719,770
H.B. Fuller	23,500	607,945
Hercules	33,900 a	664,779
IPSCO	6,350	641,540
Louisiana-Pacific	34,250	784,668
Lyondell Chemical	52,800	1,669,536
Quanex	17,950	703,461
Sonoco Products	20,800	800,800
Steel Dynamics	26,100	1,023,381
Universal Forest Products	9,850	481,665
		10,403,412

Oil & Gas Producers--6.7%

Alon USA Energy	20,650	555,278
Cimarex Energy	25,150	942,622
FMC Technologies	10,300 a	637,879
Frontier Oil	11,200	318,192
Newfield Exploration	35,500 a	1,519,755
ONEOK	20,800	892,528
Patterson-UTI Energy	32,100	775,215
SEACOR Holdings	4,750 a	480,843
St. Mary Land & Exploration	17,400	626,226
Superior Energy Services	22,550 a	683,716
Swift Energy	11,100 a	492,174
Tidewater	9,400	484,758
Unit	12,250 a	593,880
W & T Offshore	28,950	889,344
		9,892,410

Technology--13.5%

ADTRAN	26,600	589,456
Altera	22,050 a	442,102
Arris Group	46,950 a	667,629
Arrow Electronics	33,950 a	1,196,737
Cadence Design Systems	61,050 a	1,153,845
Dolby Laboratories, Cl. A	20,850 a	698,475
Dover	15,000	744,000
GameStop, Cl. A	20,800 a	1,111,344
Hyperion Solutions	19,300 a	814,846
IHS, Cl. A	10,700 a	407,242
Imation	22,450	976,800
Intersil, Cl. A	27,400	645,544

Itron	8,600 a	495,704
Lam Research	28,650 a	1,312,457
Lexmark International, Cl. A	10,700 a	674,421
McAfee	30,300 a	886,578
MEMC Electronic Materials	18,050 a	945,820
Microchip Technology	53,300	1,852,708
MicroStrategy, Cl. A	4,850 a	588,887
NCR	14,550 a	689,525
Novellus Systems	27,500 a	847,825
Tektronix	16,300	460,801
Transaction Systems Architects	21,650 a	782,647
Western Digital	49,550 a	971,180
		19,956,573
Telecommunications--1.0%		
InterDigital Communications	17,100 a	593,199
NII Holdings	11,900 a	878,220
		1,471,419
Transportation--.9%		
Con-way	16,000	795,840
Continental Airlines, Cl. B	12,000 a	497,880
		1,293,720
Utilities--6.8%		
AGL Resources	34,150	1,342,095
Alliant Energy	36,950	1,343,133
Atmos Energy	14,350	448,294
IDACORP	23,600	872,020
OGE Energy	37,700	1,459,744
Pepco Holdings	35,950	919,601
Pinnacle West Capital	21,400	1,044,106
Puget Energy	20,800	510,848
UGI	35,350	968,943
WPS Resources	21,800	1,156,490
		10,065,274
Total Common Stocks		
(cost $133,915,561)		**147,980,470**

Other Investment--.2%

Registered Investment Company;

Dreyfus Institutional Preferred

    Plus Money Market Fund

    (cost $327,000)   327,000 b   **327,000**

Total Investments (cost $134,242,561)	**100.1%**	**148,307,470**
Liabilities, Less Cash and Receivables	**(.1%)**	**(114,455)**
Net Assets	**100.0%**	**148,193,015**

a   Non-income producing security.

b   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual

and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Premier Small Cap Value Fund
January 31, 2007 (Unaudited)

Common Stocks--100.3%	Shares	Value ($)
Banks--10.2%		
1st Source	47,670	1,376,233
Bancorp	52,200 a	1,371,294
Boston Private Financial Holdings	74,500	2,154,540
Cardinal Financial	75,700	764,570
Cascade Bancorp	34,300 b	903,119
Chittenden	70,700	2,153,522
Citizens Banking	117,800 b	2,887,278
Community Bancorp/NV	47,400 a	1,586,478
Corus Bankshares	131,900 b	2,809,470
CVB Financial	133,430 b	1,667,875
East West Bancorp	114,000	4,377,600
F.N.B.	131,900 b	2,320,121
First Charter	97,600 b	2,347,280
First Citizens Bancshares/NC, Cl. A	13,100	2,685,369
First Community Bancorp/CA	104,500 b	5,569,850
Greater Bay Bancorp	164,900	4,607,306
Hanmi Financial	113,100 b	2,316,288
Irwin Financial	85,500	1,866,465
Simmons First National, Cl. A	30,400	934,496
Southwest Bancorp	51,400	1,369,296
Sterling Bancshares/TX	465,050	5,603,852
SVB Financial Group	93,300 a,b	4,352,445
UMB Financial	46,100	1,685,877
Umpqua Holdings	59,000	1,678,550
United Community Banks/GA	75,400	2,462,564
Whitney Holding	127,900	4,046,756
Wilmington Trust	93,000	3,899,490
		69,797,984
Consumer Cyclical--8.7%		
AnnTaylor Stores	89,300 a	3,080,850
Brown Shoe	52,100 b	2,831,635
Carter's	98,900 a,b	2,512,060
Cato, Cl. A	132,300	2,986,011
Charlotte Russe Holding	80,200 a,b	2,450,110
Genesco	54,400 a,b	2,142,816
Group 1 Automotive	84,400 b	4,473,200
Hartmarx	275,800 a	1,925,084
Insight Enterprises	119,000 a	2,419,270
Jack in the Box	67,800 a	4,189,362
Kellwood	68,800 b	2,256,640
Longs Drug Stores	53,700	2,309,100
McCormick & Schmick's Seafood Restaurants	77,300 a	1,944,095
Monarch Casino & Resort	84,800 a	2,131,024
Morton's Restaurant Group	100,400 a	1,878,484
O'Charleys	125,400 a	2,663,496
Phillips-Van Heusen	43,900	2,421,085
Rent-A-Center	110,900 a	3,267,114
SkyWest	149,300 b	4,052,002
Sonic Automotive, Cl. A	94,000	2,946,900
Speedway Motorsports	48,600	1,874,988
Wolverine World Wide	79,700	2,452,369
		59,207,695

Consumer Hard Goods--3.4%			
Aftermarket Technology	180,500	a	3,891,580
ArvinMeritor	91,600		1,763,300
Federal Signal	204,300		3,354,606
Furniture Brands International	147,900	b	2,465,493
K2	193,200	a	2,333,856
Movado Group	83,400		2,393,580
Multimedia Games	269,300	a,b	2,792,641
Oakley	87,900	b	2,035,764
TRW Automotive Holdings	94,000	a	2,458,100
			23,488,920
Consumer Staples--3.8%			
Casey's General Stores	78,900		2,013,528
Elizabeth Arden	205,600	a	3,885,840
Flowers Foods	192,900		5,424,348
Performance Food Group	67,000	a,b	1,987,220
Ralcorp Holdings	44,500		2,462,630
The Pantry	93,600	a,b	4,568,616
TreeHouse Foods	105,300	a	3,138,993
Tupperware Brands	99,400		2,319,002
			25,800,177
Financial--22.2%			
Argonaut Group	123,200	a	4,132,128
Asta Funding	100,000	b	3,222,000
BankUnited Financial, Cl. A	203,500	b	5,614,565
BioMed Realty Trust	143,000		4,265,690
Calamos Asset Management, Cl. A	88,300		2,418,537
Cedar Shopping Centers	236,400		3,959,700
CompuCredit	76,000	a,b	2,689,640
Delphi Financial Group, Cl. A	54,650		2,155,396
Entertainment Properties Trust	80,100		5,195,286
Equity Inns	207,300		3,420,450
FelCor Lodging Trust	216,600		4,780,362
First Niagara Financial Group	299,100		4,333,959
First Potomac Realty Trust	51,700	b	1,552,551
FirstFed Financial	54,500	a,b	3,757,775
Fremont General	137,700		1,872,720
Health Care REIT	72,100	b	3,375,001
Highland Hospitality	353,100	b	5,607,228
Horace Mann Educators	133,000		2,637,390
Investment Technology Group	126,500	a	5,515,400
Kite Realty Group Trust	92,600		1,805,700
KNBT Bancorp	49,200		799,008
Knight Capital Group, Cl. A	337,200	a,b	6,093,204
LandAmerica Financial Group	50,600	b	3,190,836
Lexington Corporate Properties Trust	121,200	b	2,579,136
Medical Properties Trust	246,000	b	3,844,980
National Financial Partners	76,200	b	3,741,420
National Retail Properties	174,300	b	4,139,625
Nationwide Health Properties	109,100		3,635,212
NewAlliance Bancshares	183,700		2,939,200
Newcastle Investment	101,700		3,297,114
Ohio Casualty	82,100		2,425,234
Omega Healthcare Investors	151,700		2,750,321
Pennsylvania Real Estate Investment Trust	122,300	b	5,222,210
Phoenix Cos.	156,200		2,347,686
PMA Capital, Cl. A	131,400	a	1,229,904
ProAssurance	114,500	a,b	5,815,455

Realty Income	160,200	b	4,610,556
SeaBright Insurance Holdings	179,500	a	3,232,795
Spirit Finance	352,000	b	4,407,040
Sterling Financial/WA	57,400	b	1,903,958
Universal American Financial	184,800	a	3,483,480
Winston Hotels	163,600		2,278,948
Zenith National Insurance	104,100		4,757,370
			151,036,170
Health Care--6.4%			
Alpharma, Cl. A	147,900		4,074,645
AMERIGROUP	66,800	a	2,422,168
Chattem	34,300	a,b	1,970,192
Five Star Quality Care	162,500	a,b	1,971,125
Gentiva Health Services	98,900	a	1,958,220
Greatbatch	151,100	a	4,440,829
Haemonetics/Mass.	63,700	a,b	3,072,888
Magellan Health Services	50,500	a	2,060,905
Molecular Devices	28,400	a	999,112
NBTY	87,300	a	4,526,505
Perrigo	114,100		1,971,648
Prestige Brands Holdings	135,900	a	1,727,289
Sciele Pharma	166,300	a,b	3,949,625
Sierra Health Services	110,800	a	4,454,160
STERIS	67,900		1,754,536
ViroPharma	133,000	a,b	2,264,990
			43,618,837
Industrial--10.3%			
A.O. Smith	67,000		2,569,450
ABM Industries	125,600		3,245,504
Armor Holdings	43,500	a	2,631,750
Atlas Air Worldwide Holdings	68,600	a,b	3,289,370
Belden CDT	56,400	b	2,439,300
Briggs & Stratton	120,800	b	3,580,512
Building Materials Holding	150,800	b	3,593,564
Comfort Systems USA	280,900		3,441,025
EnPro Industries	181,200	a,b	5,988,660
FreightCar America	33,000		1,917,630
General Cable	66,000	a	2,846,580
Granite Construction	44,500	b	2,383,420
Greenbrier Cos.	82,000	b	2,367,340
Heidrick & Struggles International	61,100	a,b	2,668,237
Laidlaw International	61,100		1,815,281
Metal Management	56,500		2,318,760
Old Dominion Freight Line	70,700	a	1,964,046
Orbital Sciences	195,600	a	3,336,936
Pacer International	117,800		3,670,648
Rofin-Sinar Technologies	53,700	a	3,513,591
Shaw Group	79,100	a	2,670,416
Spherion	276,700	a	2,277,241
URS	73,700	a	3,166,889
Washington Group International	48,200	a,b	2,753,666
			70,449,816
Information Services--6.6%			
American Reprographics	75,500	a,b	2,364,660
CBIZ	324,900	a,b	2,176,830
Cox Radio, Cl. A	179,100	a,b	2,804,706
Deluxe	157,500		4,712,400
Earthlink	495,000	a	3,618,450
Entravision Communications, Cl. A	197,500	a	1,580,000
First Advantage, Cl. A	149,400	a,b	3,376,440

FTI Consulting	92,200	a,b	2,527,202
Harris Interactive	462,400	a	2,409,104
Kendle International	42,200	a	1,639,048
Kronos/MA	77,500	a,b	2,945,000
MAXIMUS	49,300		1,486,395
MPS Group	264,000	a	3,954,720
PAREXEL International	91,300	a	2,990,075
Perot Systems, Cl. A	80,000	a	1,307,200
Scholastic	77,000	a	2,721,950
SonicWALL	260,200	a,b	2,193,486
			44,807,666
Materials--7.4%			
Arch Chemicals	58,200		1,963,086
CF Industries Holdings	205,600		6,270,800
Chaparral Steel	48,500		2,487,080
Greif, Cl. A	67,400		7,704,494
H.B. Fuller	232,000		6,001,840
Pioneer Cos.	61,300	a	1,835,322
PolyOne	221,500	a	1,623,595
Quanex	70,700		2,770,733
Reliance Steel & Aluminum	71,100		2,960,604
Ryerson	109,800	b	3,444,426
Silgan Holdings	107,500		5,034,225
Steel Technologies	67,000		1,242,850
United Stationers	69,300	a	3,531,528
USEC	158,500	a	2,149,260
Westlake Chemical	45,000		1,493,100
			50,512,943
Oil & Gas Producers--4.1%			
Basic Energy Services	94,200	a	2,233,482
Callon Petroleum	211,200	a	2,931,456
Cimarex Energy	102,400		3,837,952
Edge Petroleum	104,400	a,b	1,546,164
Parker Drilling	285,000	a,b	2,639,100
RPC	131,550	b	2,341,590
Stone Energy	47,700	a	1,621,323
Swift Energy	73,600	a,b	3,263,424
Tidewater	39,000		2,011,230
Trico Marine Services	60,000	a,b	1,951,800
Westar Energy	129,500		3,439,520
			27,817,041
Technology--11.6%			
ADTRAN	77,200		1,710,752
Aeroflex	362,800	a	4,339,088
Agilysys	107,300		2,033,335
Andrew	200,000	a	2,124,000
Avid Technology	56,100	a,b	2,075,700
Avocent	133,000	a	4,593,820
Brocade Communications Systems	299,600	a,b	2,570,568
Cabot Microelectronics	80,300	a,b	2,424,257
CalAmp	127,200	a	1,012,512
Checkpoint Systems	133,100	a	2,500,949
Coherent	107,900	a	3,317,925
Cohu	132,500		2,650,000
Covansys	97,800	a	2,207,346
CTS	117,800		1,825,900
Cymer	40,800	a	1,722,984
Digi International	93,200	a	1,157,544
EMS Technologies	89,500	a	1,854,440
Emulex	156,600	a,b	2,779,650

Exar	125,500 a	1,644,050
Foundry Networks	107,100 a	1,549,737
Inter-Tel	86,500	1,957,495
Itron	45,100 a,b	2,599,564
Macrovision	61,700 a	1,525,841
MapInfo	146,787 a	2,003,643
Methode Electronics	148,700	1,637,187
MTS Systems	56,700	2,425,059
OmniVision Technologies	144,600 a,b	1,668,684
Packeteer	153,900 a	2,062,260
Palm	89,100 a,b	1,232,253
Radisys	135,000 a	2,269,350
Secure Computing	292,100 a,b	1,945,386
SpectraLink	128,200 a	1,158,928
SPSS	58,400 a	1,811,568
TIBCO Software	372,200 a	3,454,016
webMethods	317,000 a	2,387,010
Westell Technologies, Cl. A	446,800 a	1,018,704
Zygo	124,700 a	1,914,145
		79,165,650
Telecommunications--.7%		
Cincinnati Bell	381,700 a	1,855,062
Consolidated Communications		
Holdings	139,800	3,082,590
		4,937,652
Utilities--4.9%		
Allete	47,000	2,260,230
Atmos Energy	89,900	2,808,476
El Paso Electric	79,500 a	1,931,850
Empire District Electric	121,700	2,897,677
Great Plains Energy	98,600 b	3,089,138
IDACORP	70,800 b	2,616,060
New Jersey Resources	69,300 b	3,229,380
Northwest Natural Gas	53,100	2,160,639
Piedmont Natural Gas	21,900 b	565,239
PNM Resources	173,700 b	5,294,376
Southwest Gas	108,100	4,242,925
WGL Holdings	77,900 b	2,463,977
		33,559,967
Total Common Stocks		
(cost $618,167,088)		**684,200,518**

Other Investment--.3%		
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $2,271,000)	2,271,000 c	**2,271,000**
Investment of Cash Collateral for		
Securities Loaned--14.8%		
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $101,138,482)	101,138,482 c	**101,138,482**

Total Investments (cost $721,576,570)	**115.4%**	**787,610,000**
Liabilities, Less Cash and Receivables	**(15.4%)**	**(104,935,326)**
Net Assets	**100.0%**	**682,674,674**

a   Non-income producing security.

b   All or a portion of these securities are on loan. At January 31, 2007, the total market value of the fund's securities on loan is $97,857,023 and the total market value of the collateral held by the fund is $101,138,482.

c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Dreyfus Premier Strategic Income Fund
January 31, 2007 (Unaudited)

Bonds and Notes--98.8%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./Auto Receivables--4.9%				
Ford Credit Auto Owner Trust,				
Ser. 2006-C, Cl. D	6.89	5/15/13	625,000 a	620,537
Ford Credit Auto Owner Trust,				
Ser. 2006-B, Cl. D	7.12	2/15/13	250,000 a	252,233
				872,770
Asset-Backed Ctfs./Credit Cards--4.4%				
BA Credit Card Trust,				
Ser. 2007-B1 Cl. B1	5.42	6/15/12	670,000 b	670,000
Chase Issuance Trust,				
Ser. 2006-B1, Cl. B1	5.47	4/15/13	110,000 b	110,189
				780,189
Asset-Backed Ctfs./Home Equity Loans--1.1%				
Morgan Stanley Mortgage Loan				
Trust, Ser. 2006-15XS, Cl. A6B	5.83	11/25/36	70,000 b	69,670
Nationstar Home Equity Loan Trust,				
Ser. 2007-A, Cl. AV2	5.42	3/25/37	130,000 b,c	130,000
				199,670
Automobile Manufacturers--2.5%				
DaimlerChrysler N.A. Holding,				
Gtd. Notes	5.79	3/13/09	450,000 b	**451,120**
Automotive, Trucks & Parts--.2%				
Goodyear Tire & Rubber,				
Sr. Notes	9.14	12/1/09	35,000 a,b	**35,437**
Banks--10.1%				
Capital One Financial,				
Sr. Notes	5.63	9/10/09	225,000 b	226,202
Chevy Chase Bank,				
Sub. Notes	6.88	12/1/13	115,000	115,862
Colonial Bank N.A./Montgomery, AL,				
Sub. Notes	8.00	3/15/09	200,000	207,400
Glitnir Banki,				
Unscd. Bonds	7.45	9/14/49	225,000 a,b	236,356
ICICI Bank,				
Bonds	5.90	1/12/10	100,000 a,b	100,390
Islandsbanki,				
Notes	5.52	10/15/08	100,000 a,b	99,862
Landsbanki Islands,				
Sr. Notes	6.07	8/25/09	230,000 a,b	231,863
SunTrust Preferred Capital I,				
Bank Gtd. Notes	5.85	12/31/49	35,000 b	35,352
Turanalem Finance,				
Bank Gtd. Bonds	6.74	1/22/09	100,000 a,b	100,375
USB Capital IX,				
Gtd. Notes	6.19	4/15/49	450,000 b	459,743
				1,813,405
Building & Construction--1.2%				
D.R. Horton,				
Unsub. Notes	6.00	4/15/11	145,000	145,811
Owens Corning,				
Sr. Unscd. Notes	6.50	12/1/16	65,000 a	66,094
				211,905
Chemicals--.6%				

RPM International,					
Sr. Notes		4.45	10/15/09	115,000	**110,859**
Commercial Mortgage Pass-Through Ctfs.--3.3%					
Bayview Commercial Asset Trust,					
Ser. 2004-1, Cl. A		5.68	4/25/34	70,513 a,b	70,601
Bayview Commercial Asset Trust,					
Ser. 2006-3A, Cl. B3		7.92	10/25/36	461,910 a,b	461,910
SBA CMBS Trust,					
Ser. 2006-1A, Cl. D		5.85	11/15/36	65,000 a	64,726
					597,237
Diversified Financial Services--12.7%					
American Express,					
Sub. Debs.		6.80	9/1/66	75,000 b	80,111
Ameriprise Financial,					
Jr. Sub. Notes		7.52	6/1/66	215,000 b	235,143
FCE Bank,					
Notes	EUR	4.72	9/30/09	95,000 b,d	122,690
Ford Motor Credit,					
Notes		6.19	9/28/07	350,000 b	350,134
Glencore Funding,					
Gtd. Notes		6.00	4/15/14	45,000 a	43,640
Kaupthing Bank,					
Sr. Notes		6.06	1/15/10	230,000 a,b	231,690
Kaupthing Bank,					
Sub. Notes		7.13	5/19/16	265,000 a	280,372
Leucadia National,					
Sr. Notes		7.00	8/15/13	115,000	115,862
Merrill Lynch,					
Notes, Ser. C		5.58	2/5/10	25,000 b	25,110
Pemex Finance,					
Notes		9.03	2/15/11	153,000	163,031
Residential Capital,					
Gtd. Notes		7.19	4/17/09	340,000 a,b	341,380
St. George Funding,					
Bonds		8.49	12/29/49	225,000 a,b	235,983
UCI Holdco,					
Sr. Notes		12.37	12/15/13	50,000 a,b	49,250
					2,274,396
Diversified Metals & Mining--.3%					
Reliance Steel & Aluminum,					
Gtd. Notes		6.20	11/15/16	50,000 a	**49,904**
Electric Utilities--3.1%					
AES,					
Sr. Notes		8.88	2/15/11	105,000	112,875
DTE Energy,					
Sr. Notes, Ser. A		6.65	4/15/09	175,000	179,328
National Grid,					
Sr. Unscd. Notes		6.30	8/1/16	35,000	36,266
TXU,					
Sr. Notes, Ser. O		4.80	11/15/09	235,000	230,123
					558,592
Environmental Control--.3%					
Oakmont Asset Trust,					
Notes		4.51	12/22/08	60,000 a	**58,524**
Food & Beverages--.7%					
Stater Brothers Holdings,					
Sr. Notes		8.13	6/15/12	115,000	**117,300**
Foreign/Governmental--12.2%					
Banco Nacional de Desenvolvimento					

Economico e Social, Ser. REGS,					
Unsub. Notes		5.17	6/16/08	210,000 b	207,900
Federal Republic of Brazil,					
Bonds	BRL	12.50	1/5/16	1,010,000 d	543,663
Mexican Bonos,					
Bonds	MXN	9.00	12/22/11	3,150,000 d	300,570
Poland Government,					
Bonds, Ser. 0608	PLN	5.75	6/24/08	2,270,000 d	771,199
Republic of Argentina,					
Bonds		5.59	8/3/12	490,000 b	352,065
					2,175,397
Health Care--2.5%					
Coventry Health Care,					
Sr. Notes		5.88	1/15/12	80,000	79,712
HCA,					
Sr. Unscd. Notes		7.88	2/1/11	145,000	146,453
HCA,					
Sr. Unscd. Notes		8.75	9/1/10	45,000	47,025
Medco Health Solutions,					
Sr. Notes		7.25	8/15/13	160,000	170,173
					443,363
Lodging & Entertainment--2.3%					
Cinemark,					
Sr. Discount Notes		9.75	3/15/14	15,000 e	13,312
Harrah's Operating,					
Gtd. Notes		7.13	6/1/07	65,000	65,231
MGM Mirage,					
Gtd. Notes		8.38	2/1/11	100,000	105,625
MGM Mirage,					
Gtd. Notes		8.50	9/15/10	35,000	37,713
Mohegan Tribal Gaming Authority,					
Sr. Notes		6.13	2/15/13	120,000	119,250
Speedway Motorsports,					
Sr. Sub. Notes		6.75	6/1/13	75,000	75,469
					416,600
Machinery--1.0%					
Case New Holland,					
Gtd. Notes		7.13	3/1/14	65,000	66,950
Terex,					
Gtd. Notes		7.38	1/15/14	115,000	117,875
					184,825
Manufacturing--.2%					
RBS Global & Rexnord,					
Gtd. Notes		9.50	8/1/14	40,000 a	**41,600**
Media--2.1%					
Comcast,					
Gtd. Notes		5.66	7/14/09	225,000 b	225,690
Cox Communications,					
Notes		7.13	10/1/12	55,000	59,035
Time Warner,					
Gtd. Notes		5.61	11/13/09	85,000 b	85,143
					369,868
Oil & Gas--1.7%					
Anadarko Petroleum,					
Sr. Unscd. Notes		5.76	9/15/09	310,000 b	**311,004**
Packaging & Containers--.7%					
Crown Americas/Capital,					
Gtd. Notes		7.63	11/15/13	115,000	**118,450**
Paper & Forest Products--1.0%					

Georgia-Pacific,				
Gtd. Notes	7.00	1/15/15	170,000 a	**170,000**
Property & Casualty Insurance--1.3%				
Hartford Financial Services Group,				
Sr. Notes	5.66	11/16/08	225,000	**225,433**
Real Estate Investment Trusts--.4%				
Federal Realty Investment Trust,				
Sr. Unscd. Notes	5.40	12/1/13	50,000	49,194
Host Hotels & Resorts,				
Gtd. Notes	6.88	11/1/14	20,000 a	20,175
				69,369
Residential Mortgage Pass-Through Ctfs.--3.8%				
CSAB Mortgage Backed Trust,				
Ser. 2006-3, Cl. A1A	6.00	11/25/36	36,119 b	36,044
IndyMac Index Mortgage Loan Trust,				
Ser. 2006-AR25 Cl. 4A2	6.18	9/25/36	132,259 b	133,281
J.P. Morgan Alternative Loan				
Trust, Ser. 2006-S4, Cl. A6	5.71	12/25/36	100,000 b	99,912
New Century Alternative Mortgage				
Loan Trust, Ser. 2006-ALT2,				
Cl. AF6A	5.89	10/15/36	60,000 b	59,740
Wells Fargo Mortgage Backed				
Securities Trust,				
Ser. 2005-AR1, Cl. 1A1	4.54	2/25/35	348,977 b	341,744
				670,721
Retail--.4%				
CVS,				
Sr. Unscd. Notes	5.75	8/15/11	50,000	50,564
Home Depot,				
Sr. Unscd. Notes	5.49	12/16/09	25,000 b	25,048
				75,612
State/Territory Gen Oblg--2.4%				
Michigan Tobacco Settlement				
Finance Authority, Tobacco				
Settlement Asset-Backed Bonds	7.43	6/1/34	440,000 b	**437,136**
Telecommunications--6.9%				
America Movil,				
Gtd. Notes	5.47	6/27/08	15,000 a,b	14,989
Deutsche Telekom International				
Finance, Gtd. Bonds	8.00	6/15/10	70,000 b	75,454
Intelsat,				
Sr. Notes	5.25	11/1/08	155,000	151,900
KPN,				
Sr. Unsub. Bonds	8.38	10/1/30	95,000	107,226
Nextel Partners,				
Gtd. Notes	8.13	7/1/11	140,000	145,806
Nordic Telephone Holdings,				
Sr. Bonds	8.88	5/1/16	75,000 a	81,000
PanAmSat,				
Gtd. Notes	9.00	6/15/16	115,000 a	125,781
Qwest,				
Sr. Notes	8.61	6/15/13	210,000 b	229,950
Sprint Capital,				
Gtd. Notes	8.75	3/15/32	95,000	113,109
Windstream,				
Gtd. Notes	8.13	8/1/13	170,000	183,813
				1,229,028
U.S. Government Securities--14.5%				
U.S Treasury Notes				

4.75%, 1/31/12	475,000 c	473,738
U.S. Treasury Bonds		
4.50%, 2/15/36	450,000 c	420,750
U.S. Treasury Notes		
4.25%, 1/15/11	740,000	724,940
4.63%, 11/15/16	975,000 c	960,223
		2,579,651
Total Bonds and Notes		
(cost $17,391,585)		**17,649,365**

Preferred Stocks--.9%	Shares	Value ($)
Financial		
Ford Motor Capital Trust II,		
Conv., Cum. $3.25		
(cost $173,310)	4,600	**169,602**

	Face Amount Covered by	
Options--.0%	Contracts ($)	Value ($)
Call Options--.0%		
3-Month Floor USD Libor-BBA		
Interest Rate, October 2009		
@ 4	4,560,000	3,997
Dow Jones CDX.X07,		
June 2007 @ 145	940,000	3,251
		7,248
Put Options--.0%		
3-Month Capped USD Libor-BBA		
Interest Rate, June 2007 @		
5.75	9,000,000	**18**
Total Options		
(cost $26,768)		**7,266**

	Principal	
Short-Term Investments--6.7%	Amount ($)	Value ($)
Corporate Notes--4.4%		
Egyptian Treasury Bills		
9.06%, 3/15/07	450,000 a,f	468,383
Egyptian Treasury Bills		
9.36%, 2/8/07	310,000 a,f	318,587
		786,970
U.S. Government Agencies--2.0%		
Federal Home Loan Mortgage Corp.,		
5.14%, 2/20/07	350,000	**349,051**
U.S. Treasury Bills--.3%		
4.87%, 3/8/07	55,000 g	**54,737**
Total Short-Term Investments		
(cost $1,164,212)		**1,190,758**

Other Investment--1.3%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $236,000)	236,000 h	**236,000**

Total Investments (cost $18,991,875)	**107.7%**	**19,252,991**
Liabilities, Less Cash and Receivables	**(7.7%)**	**(1,384,310)**
Net Assets	**100.0%**	**17,868,681**

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in

transactions exempt from registration, normally to qualified institutional buyers. At January 31, 2006, these
securities amounted to $4,871,642 or 27.3% of net assets.

b   Variable rate security--interest rate subject to periodic change.

c   Purchased on a delayed delivery basis.

d   Principal amount stated in U.S. Dollars unless otherwise noted.

    BRL--Brazilian Real

    EUR--Euro

    MXN--Mexican Peso

    PLN--Polish Zloty

e   Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.

f   Credit Linked Notes.

g   All or partially held by a broker as collateral for open financial futures positions.

h   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and
semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
January 31, 2007 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 1/31/2007 ($)
Financial Futures Short				
Euro-Bobl	14	(1,977,949)	March 2007	34,058

STATEMENT OF OPTIONS WRITTEN
January 31, 2007 (Unaudited)

	Contracts	Value ($)
Put Options		
March 2007 10 Year Futures,		
February 2007 @ 107		
(Premiums received $7,442)	24	**(13,125)**

STATEMENT OF INVESTMENTS
Dreyfus Premier Tax Managed Growth Fund
January 31, 2007 (Unaudited)

Common Stocks--100.1%	Shares	Value ($)
Consumer Discretionary--9.6%		
Hilton Hotels	25,000	884,750
Home Depot	11,000	448,140
McDonald's	65,000	2,882,750
McGraw-Hill Cos.	121,000	8,116,680
News, Cl. A	161,000	3,743,250
		16,075,570
Consumer Staples--32.1%		
Altria Group	129,000	11,273,310
Anheuser-Busch Cos.	35,000	1,783,950
Coca-Cola	167,000	7,995,960
Estee Lauder Cos., Cl. A	27,000	1,282,500
Nestle, ADR	71,800	6,582,624
PepsiCo	95,000	6,197,800
Procter & Gamble	110,000	7,135,700
Wal-Mart Stores	78,000	3,719,820
Walgreen	153,000	6,930,900
Whole Foods Market	19,000	820,610
		53,723,174
Energy--15.3%		
BP, ADR	20,000	1,270,200
Chevron	102,000	7,433,760
ConocoPhillips	67,000	4,449,470
Exxon Mobil	150,512	11,152,939
Total, ADR	20,000	1,361,000
		25,667,369
Financial--16.8%		
American Express	50,000	2,911,000
American International Group	18,425	1,261,191
Ameriprise Financial	15,000	884,400
Bank of America	78,896	4,148,352
Citigroup	159,833	8,811,593
JPMorgan Chase & Co.	90,000	4,583,700
Merrill Lynch & Co.	37,000	3,461,720
SunTrust Banks	25,000	2,077,500
		28,139,456
Health Care--8.8%		
Abbott Laboratories	70,000	3,710,000
Eli Lilly & Co.	30,000	1,623,600
Johnson & Johnson	97,500	6,513,000
Merck & Co.	18,000	805,500
Pfizer	77,000	2,020,480
		14,672,580
Industrial--8.7%		
Emerson Electric	100,000	4,497,000
General Electric	280,000	10,094,000
		14,591,000
Information Technology--6.7%		
Automatic Data Processing	25,000	1,193,000
Intel	220,000	4,611,200
Microsoft	145,000	4,474,700

QUALCOMM	20,500	772,030
Texas Instruments	3,000	93,570
		11,144,500
Materials--.5%		
Praxair	12,000	**756,720**
Telecommunication Services--.4%		
Sprint Nextel	40,000	**713,200**
Transportation--1.2%		
United Parcel Service, Cl. B	28,000	**2,023,840**
Total Investments (cost $118,968,720)	**100.1%**	**167,507,409**
Liabilities, Less Cash and Receivables	**(.1%)**	**(129,246)**
Net Assets	**100.0%**	**167,378,163**

ADR - American Depository Receipts

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.